UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

TELLABS, INC.

(Name of Subject Company)

TELLABS, INC.

(Name of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

879664100

(CUSIP Number of Class of Securities)

James M. Sheehan, Esq.

Executive Vice President,

General Counsel, Chief Administrative Officer and Secretary

Tellabs, Inc.

One Tellabs Center

1415 West Diehl Road

Naperville, Illinois 60563

Telephone (630) 798-8800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Person Filing Statement)

COPIES TO:

Beth E. Flaming

Imad Qasim

Sidley Austin LLP

1 South Dearborn Street

Chicago, Illinois 60603

Telephone (312) 853-7000

Fax (312) 853-7036

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

Name and Address

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits and annexes hereto, this “Schedule 14D-9”) relates is Tellabs, Inc., a Delaware corporation (“Tellabs” or the “Company”). The address of the Company’s principal executive offices is One Tellabs Center, 1415 West Diehl Road, Naperville, Illinois 60563. The telephone number of the Company’s principal executive offices is (630) 798-8800.

Securities

The title of the class of equity securities to which this Schedule 14D-9 relates is the Company’s common stock, par value $0.01 per share (each, a “Share”). As of October 16, 2013, there were 355,740,338 issued and outstanding Shares (not including 155,819,143 Shares that were held in the treasury of the Company). In addition, as of October 16, 2013, 10,969,628 Shares were subject to outstanding options to purchase Shares (each, an “Option”), 416,827 Shares were subject to outstanding stock appreciation rights (each, an “SAR”), 2,747,995 Shares were subject to outstanding restricted stock units (each, an “RSU”) and 5,083,088 Shares were subject to outstanding awards of performance units or performance shares (each such award, a “Performance Award”).

Item 2.	Identity and Background of Filing Person.

Name and Address

Tellabs, the subject company, is the person filing this Schedule 14D-9. The name, business address and business telephone number of the Company are set forth above in “Item 1. Subject Company Information—Name and Address.”

Tender Offer

This Schedule 14D-9 relates to the cash tender offer by Blackhawk Merger Sub Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Blackhawk Holding Vehicle LLC, a Delaware limited liability company (“Parent”). Parent and Purchaser are affiliates of Marlin Equity III, L.P., a Delaware limited partnership (“Fund III”), Marlin Equity IV, L.P., a Delaware limited partnership (“Fund IV” and together with Fund III, the “Funds”), and Marlin Management Company, LLC, a Delaware limited liability company (“Marlin”), as disclosed in the Tender Offer Statement on Schedule TO filed by Parent and Purchaser with the U.S. Securities and Exchange Commission (the “SEC”) on November 1, 2013 (as amended or supplemented from time to time, the “Schedule TO”). The Schedule TO relates to Purchaser’s offer to purchase any (subject to the Minimum Tender Condition as defined below) and all of the outstanding Shares at a price per Share of $2.45 (the “Offer Price”), net to the seller thereof in cash, without interest, and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 1, 2013 (the “Offer to Purchase”), and the related letter of transmittal (the “Letter of Transmittal,” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitutes the “Offer”).

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of October 18, 2013 (as amended or modified from to time, the “Merger Agreement”), by and among the Company, Parent and Purchaser. The Merger Agreement provides that, following the consummation of the Offer and subject to the satisfaction or, if permissible, waiver of the other conditions set forth in the Merger Agreement, Purchaser will merge with and into the Company (the “Merger”), with the Company surviving the Merger (the “Surviving Corporation”). Because the Merger will be governed by Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), no stockholder vote will be required to consummate the Merger, and the Merger will be effected immediately following the consummation of the Offer. At the effective time of the

Merger (the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time (other than (i) Shares that are held in the treasury of the Company, owned of record by any wholly-owned subsidiary of the Company or owned of record by Parent or any of its wholly-owned subsidiaries and (ii) Shares held by stockholders, if any, who are entitled to appraisal rights under Section 262 of the DGCL and who have complied with all of the provisions of the DGCL concerning the right of holders of Shares to require appraisal of such Shares) will automatically be cancelled and converted into the right to receive the Offer Price in cash, without interest (the “Merger Consideration”), less any applicable withholding taxes. As a result of the Merger, the Shares will cease to be publicly traded, and the Surviving Corporation will become a wholly-owned subsidiary of Parent.

The closing of the Offer is subject to the satisfaction or waiver of certain closing conditions as further described in the Offer to Purchase, including, without limitation, the valid tender of the number of shares that, when added to the Shares directly or indirectly owned by Parent and its wholly-owned subsidiaries, would represent at least a majority of the outstanding Shares, on a fully diluted basis (the “Minimum Tender Condition”).

The Offer is initially scheduled to expire at 11:59 p.m., New York City time, on December 2, 2013, subject to extension in certain circumstances as required or permitted by the Merger Agreement, the SEC or applicable law. Either party may terminate the Merger Agreement if the Merger is not consummated on or before December 20, 2013.

The foregoing summary of the Offer is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase and the Letter of Transmittal, which have been filed as Exhibits (a)(1)(A) and (a)(1)(B) to this Schedule 14D-9, respectively, and are incorporated herein by reference.

As set forth in the Schedule TO, the address of the principal executive offices of each of Parent and Purchaser is c/o Marlin Management Company, LLC, 338 Pier Avenue, Hermosa Beach, CA 90254.

Information relating to the Offer, including this Schedule 14D-9 and related documents, can be found on the SEC’s website at www.sec.gov, or on the Company’s website at www.tellabs.com. The information on the Company’s website should not be considered a part of this Schedule 14D-9 or incorporated herein by reference.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth in this Schedule 14D-9 or as incorporated herein by reference, to the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between (a) the Company or any of its affiliates, on the one hand, and (b)(i) any of the Company’s executive officers, directors or affiliates or (b)(ii) Purchaser or any of its executive officers, directors or affiliates, on the other hand.

Arrangements with Purchaser and Certain of Its Affiliates

Merger Agreement

On October 18, 2013, the Company, Parent and Purchaser entered into the Merger Agreement. A summary of the Merger Agreement is contained in “Section 11—The Merger Agreement; Other Agreements—Merger Agreement” in the Offer to Purchase and is hereby incorporated herein by reference. This summary does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (d)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Holders of Shares and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized in the Offer to Purchase. The Merger Agreement has been provided solely to inform holders of Shares of its terms. The representations, warranties and covenants contained in the Merger Agreement were made only for the purposes of such agreement, were made as of specific dates, were made solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing matters as facts, and may be subject to standards of materiality applicable to the contracting parties that are different from what may be viewed as material by holders of Shares. Additionally, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about the Company, Parent or Purchaser and should not be relied upon as disclosures about the Company, Parent or Purchaser. Factual disclosures about the Company contained in public reports filed with the SEC may supplement, update or modify the factual disclosures contained in the Merger Agreement.

Confidentiality Agreement

Marlin and the Company entered into a confidentiality agreement, dated May 16, 2013 (as amended or supplemented from time to time, the “Confidentiality Agreement”). Under the terms of the Confidentiality Agreement, Marlin agreed to keep confidential, subject to certain exceptions provided for in the Confidentiality Agreement, information furnished directly or indirectly by the Company or any of its affiliates or representatives to Marlin or any of its representatives and to use such information solely for the purpose of evaluating, negotiating, advising or financing with respect to, or consummating, a possible transaction between Marlin and the Company. Marlin has agreed, subject to certain exceptions, that it and certain of its affiliates would not, for a period of two years from the date of the Confidentiality Agreement, directly or indirectly, solicit the services of or employ any officer, director or employee of the Company or any of its subsidiaries with whom Marlin or such affiliates has contact in connection with its consideration of a possible transaction between Marlin and the Company. Marlin also agreed to standstill provisions that prohibit Marlin from taking certain actions involving or with respect to the Company for a period of two years from the date of the Confidentiality Agreement, subject to certain exceptions.

The foregoing summary of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (d)(2) to this Schedule 14D-9 and is incorporated herein by reference.

Sponsor Commitment Agreement

On October 18, 2013, concurrently and in connection with the execution of the Merger Agreement, Parent and Purchaser entered into a Sponsor Commitment Agreement, dated October 18, 2013 (the “Sponsor Commitment Agreement”), with the Funds. Pursuant to the Sponsor Commitment Agreement, Fund III has severally agreed to provide Parent with a cash contribution in an amount equal to $13,320,000 (the “Fund III Contribution”), and Fund IV has severally agreed to provide Parent with a cash contribution in an amount equal to $408,273,346, in each case immediately prior to the Offer Closing (as defined in the Merger Agreement) ((the “Fund IV Contribution” and, together with the Fund III Contribution, the “Marlin Contribution”). The amount Fund IV is obligated to contribute will be reduced by any amount contributed to Parent pursuant to the debt financing and deposited by Parent, with the paying agent in accordance with the Merger Agreement. The proceeds from the Marlin Contribution are required to be used to fulfill Parent’s funding obligations with regard to the aggregate amounts required to be deposited with the paying agent for the benefit of the Company’s stockholders under the Merger Agreement, and for the other Financing Uses (as defined in the Merger Agreement). Parent’s funding obligations do not include the contribution by the Company of $450 million pursuant to the Merger Agreement or the payment of the amounts payable to holders of Options, SARs, RSUs and Performance Awards at the Effective Time pursuant to the Merger Agreement. The Funds’ obligations to make the contributions pursuant to the Sponsor Commitment Agreement are subject to the satisfaction, or waiver by Parent and Purchaser, if permitted, of the conditions set forth in Annex II to the Merger Agreement. The

Company is a third-party beneficiary of the Sponsor Commitment Agreement and is entitled to specifically enforce the terms of the Sponsor Commitment Agreement on behalf of Parent and Purchaser.

The foregoing summary of the Sponsor Commitment Agreement does not purport to be complete and is qualified in its entirety by reference to the Sponsor Commitment Agreement, which is filed as Exhibit (b)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Guaranty

On October 18, 2013, concurrently and in connection with the execution of the Merger Agreement, the Funds entered into a guaranty in favor of the Company (the “Guaranty”). Pursuant to the Guaranty, the Funds agreed to, severally and not jointly, absolutely, unconditionally and irrevocably guarantee up to the amount of the Marlin Contribution (the “Cap”) the due and punctual payment, observance, performance and discharge of the payment obligations of Parent and Purchaser under the Merger Agreement. The maximum liability of Fund III under the Guaranty is 3.16% of the Cap, and the maximum liability of Fund IV under the Guaranty is 96.84% of the Cap. The Guaranty will terminate on the 120th day following the termination of the Merger Agreement in accordance with its terms. However, if the Company has presented a claim on or prior to such 120th day, the Guaranty will not terminate until such claim has been finally settled or otherwise resolved as specified in the Guaranty. The Company may not seek to enforce the Guaranty for an amount in excess of the Cap.

The foregoing summary of the Guaranty does not purport to be complete and is qualified in its entirety by reference to the Guaranty, which is filed as Exhibit (b)(2) to this Schedule 14D-9 and is incorporated herein by reference.

Arrangements with Current Executive Officers and Directors of the Company

Certain of the Company’s executive officers and directors have interests in the transactions contemplated by the Merger Agreement, including the Offer and the Merger, that are different from, or in addition to, the interests of holders of Shares generally. The board of directors of the Company (“Board”) was aware of these interests and considered them, among other matters, in evaluating and negotiating the Merger Agreement and in reaching its decision to approve the Merger Agreement and the transactions contemplated thereby, as more fully discussed below in “Item 4—The Solicitation or Recommendation—Background of the Offer and the Merger—Reasons for the Board’s Recommendation.”

Effect of the Offer and the Merger on Outstanding Shares and Equity Awards Held by the Current Executive Officers and Directors of the Company

Treatment of Shares

The Company’s directors and executive officers who tender the Shares they own for purchase pursuant to the Offer will receive the same cash consideration per Share on the same terms and conditions as the other Company stockholders who tender Shares. As of October 16, 2013, the directors and executive officers of the Company beneficially owned, in the aggregate, 1,496,028 Shares, excluding Shares issuable upon the exercise of Options or SARs or upon vesting of RSUs or Performance Awards. If the directors and executive officers were to tender all 1,496,028 of these Shares in the Offer and those Shares were accepted for payment and purchased by Purchaser, then the directors and executive officers would receive, in the aggregate, $3,665,269 in cash. If the directors and executive officers of the Company who own Shares do not tender their Shares in the Offer, upon consummation of the Merger, their Shares will represent the right to receive the Merger Consideration on the same terms and conditions as the other stockholders of the Company, and the directors and executive offers would receive in the aggregate, $3,665,269 in cash.

Company Stock Options and Stock Appreciation Rights

The Merger Agreement requires that, prior to the Effective Time, the Board (or, if appropriate, a committee thereof) adopt appropriate resolutions to provide that, immediately prior to the Effective Time, each Option and SAR will be fully vested and cancelled and that, in exchange for the cancellation of each such Option or SAR, the holder will be entitled to receive a cash payment equal to the product of (a) the total number of Shares subject to the cancelled Option or SAR, as applicable, multiplied by (b) the excess, if any, of the Merger Consideration over the exercise or base price per Share subject to such cancelled Option or SAR, without interest (less any required tax withholdings). However, any Option or SAR with respect to which the exercise or base price per Share is equal to or greater than the Merger Consideration will be cancelled without the payment of any consideration.

RSUs

The Merger Agreement requires that, prior to the Effective Time, the Board (or, if appropriate, a committee thereof) adopt appropriate resolutions to provide that, immediately prior to the Effective Time, each outstanding RSU with respect to Shares (each, an “RSU Award”) will be fully vested and cancelled and, in exchange for the cancellation of each such RSU Award, the holder will be entitled to receive a cash payment equal to the product of (a) the Merger Consideration (plus, for RSUs granted prior to 2013, a dividend equivalent reflecting the $1.00 special dividend paid by the Company in December 2012) multiplied by (b) the number of RSUs subject to such RSU Award, without interest (less any required tax withholdings).

Performance Awards

The Merger Agreement requires that, prior to the Effective Time, the Board (or, if appropriate, a committee thereof) adopt appropriate resolutions to provide that, immediately prior to the Effective Time, each outstanding Performance Award will be fully vested and paid out, such that holders of Performance Awards will be entitled to receive, in consideration of the cancellation of each such Performance Award, an amount in cash equal to the product of (a) the Merger Consideration multiplied by (b) the number of Shares earned or deemed to have been earned, assuming that the applicable performance goals have been satisfied at the greatest of (i) 100% of the target level of performance, (ii) the actual measured level of performance determined as of the Effective Time and (iii) the level of performance that is deemed to have been satisfied under the terms of the applicable award agreement (less any required tax withholdings). If the Merger is not consummated on or prior to December 27, 2013, the Company does not anticipate that recipients of Performance Awards will be entitled to receive any payouts with respect to any Performance Award granted in 2013.

Summary of Share and Equity Award-Related Payments to the Current Executive Officers and Directors of the Company

The following table sets forth the approximate amount of the payments that each of the Company’s directors and executive officers is entitled to receive in connection with the consummation of the transactions contemplated by the Merger Agreement based on the number of Shares held by each director and executive officer and pursuant to their equity-based compensation awards held as of October 16, 2013, which are payable as described above.

Name	Number of Shares (1)	Cash Consideration for Shares	Number of Shares Subject to Vested Options (2)	Number of Shares Subject to Unvested Options (2)	Aggregate Cash Consideration for Options	Number of Unvested RSUs	Cash Consideration for RSUs		Number of Unvested Performance Awards	Cash Consideration for Performance Awards
Vincent H. Tobkin	46,826	$114,724	0	0	0	50,724	$124,274		0	$0
Daniel P. Kelly	281,535	$689,761	0	0	0	141,971	$489,800	(3)	728,410	$1,784,6050
Lawrence A. Rieger	0	$0	0	0	0	0	$0		0	$0
Roger J. Heinz	194,542	$476,628	0	0	0	33,349	$143,806	(3)	307,383	$753,088
James M. Sheehan	251,145	$615,305	0	0	0	39,667	$136,851	(3)	302,939	$742,201
John M. Brots	164,643	$403,375	0	0	0	41,333	$142,599	(3)	339,464	$831,687
Kenneth G. Craft	78,522	$192,379	0	0	0	8,167	$28,176	(3)	258,617	$633,612
Bo Hedfors	78,276	$191,776	0	0	0	50,724	$124,274		0	$0
Frank Ianna	69,276	$169,726	0	0	0	50,724	$124,274		0	$0
Vincent D. Kelly	39,685	$97,228	0	0	0	50,724	$124,274		0	$0
Michael E. Lavin	78,776	$193,001	0	0	0	50,724	$124,274		0	$0
Stephanie Pace Marshall	51,826	$126,974	0	0	0	50,724	$124,274		0	$0
Alex Mashinsky	44,000	$107,800	0	0	0	50,724	$124,274		0	$0
Gregory J. Rossmann	27,685	$67,828	0	0	0	50,724	$124,274		0	$0
Dennis F. Strigl	0	$0	0	0	0	50,724	$124,274		0	$0
Jan H. Suwinski	88,276	$216,276	0	0	0	50,724	$124,274		0	$0
Mikel H. Williams	0	$0	0	0	0	50,724	$124,274		0	$0

(1)	Excludes Options and other equity awards reported in other columns of this table.
(2)	Excludes Options with respect to which the exercise price per Share is equal to or greater than the Merger Consideration, because all such Options will be cancelled in the Merger without the payment of any consideration.
(3)	Reflects the merger consideration of $2.45 per share, plus, for RSUs granted prior to 2013, the value of a dividend equivalent attributable to the $1.00 special dividend paid by the Company in December 2012.

Treatment of the Employee Stock Purchase Plan

The Merger Agreement provides that the Company will take all necessary actions such that no Shares may be purchased under the Company’s employee stock purchase plan on or after the date of the Merger Agreement. The Company’s employee stock purchase plan will terminate as of the Effective Time.

Change in Control Severance Benefits Agreements with Executive Officers

Under the Company’s Executive Continuity and Protection Program, a participant will become entitled to severance benefits if within 24 months after a change in control of the Company (i) the participant’s employment is terminated by the Company for any reason other than death, disability or cause or (ii) the participant resigns for good reason. All of the Company’s executive officers other than Lawrence A. Rieger, the Company’s acting Chief Financial Officer, participate in this program. In such cases, each participant would receive a lump sum severance benefit equal to two times such participant’s base salary and bonus target, a prorated target bonus for the year of termination based on the number of days such participant had served in the year of termination, and approximately 20% of such participant’s base salary in lieu of benefits. In addition, for executive officers who became participants in the program prior to 2011, the Company would be obligated to pay the amount of any excise taxes, together with the additional income tax related to such excess amounts, imposed on the payments and benefits provided under this program; provided that the severance benefits are subject to reduction of up to 10% if such reduction avoids imposition of the excise tax. In exchange for the right to be covered by the Executive Continuity and Protection Program, the participant is required to (a) maintain the confidential information of the

Company, (b) assign all intellectual property rights to the Company (to the extent not previously assigned), (c) for a 24-month restriction period, not compete with the Company (as an employee, stockholder (with limited exceptions), director, consultant or the like), not solicit for employment or employ any person who was employed by the Company within the six-month period preceding the date of such hiring, not induce any third party to terminate or not renew any relationship with the Company and (d) execute a full release of all claims that the participant may have against the Company.

Mr. Rieger, the Company’s acting Chief Financial Officer, will become entitled to severance benefits in the event his employment is terminated by the Company without cause prior to March 31, 2014. Upon such a qualifying termination of employment, Mr. Rieger would continue to receive his weekly base salary of $15,000 through March 31, 2014.

See also “Item 8—Additional Information—Golden Parachute Compensation.”

Employee Matters Following Closing

The Merger Agreement provides that, for one year beginning at the Effective Time, Parent will provide or cause the Surviving Corporation or the subsidiaries of the Surviving Corporation to provide each employee of the Company or its subsidiaries as of immediately prior to the Effective Time (each, a “Company Employee”) with base salary, wages, bonus opportunities and long-term incentive compensation opportunities that are substantially comparable, in the aggregate, to the rate of base salary, wages, bonus opportunities and long-term incentive compensation opportunities provided to such Company Employee immediately prior to the Effective Time.

In addition, Parent has agreed to provide, or cause to be provided, to each Company Employee benefits (other than equity-based compensation or retiree medical benefits) that are substantially comparable, in the aggregate, to the employee benefits provided to such Company Employee immediately prior to the Effective Time, and Parent has agreed to honor the terms of the Executive Continuity and Protection Program following the Effective Time.

Section 16 Matters

The Merger Agreement provides that the Company may take such actions as may be reasonably necessary or advisable to ensure that the dispositions of equity securities of the Company (including derivative securities) by any officer or director of the Company who is subject to Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), pursuant to the transactions contemplated by the Merger Agreement are exempt under Rule 16b-3 promulgated under the Exchange Act. The Board took such action on October 18, 2013.

Indemnification, Directors’ and Officers’ Insurance

The Company’s certificate of incorporation contains certain provisions permitted under the DGCL relating to the liability of the Company’s directors and officers. These provisions eliminate the Company’s directors’ personal liability to the Company or its stockholders for monetary damages resulting from a breach of fiduciary duty other than (a) for any breach of the duty of loyalty to the Company or its stockholders, (b) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (c) under Section 174 of the DGCL (which relates to unlawful payment of dividends and unlawful stock purchases or redemptions) and (d) for any transaction from which the director derived an improper personal benefit. Additionally, the Company’s certificate of incorporation requires the Company to indemnify any current or former director or officer to the fullest extent permitted by applicable law and to advance expenses to any such person in connection with defending any suit, action or proceeding.

The Company’s bylaws also contain provisions that require the Company to indemnify any current or former director or officer who acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful, except that the Company is not required to indemnify any current or former director or officer who is adjudged to be liable to the Company, unless and only to the extent that the Court of Chancery of Delaware or the court in which the applicable proceeding was brought determines that, despite the adjudication of liability but in view of all the circumstances of the case, such current or former director or officer is fairly and reasonably entitled to be indemnified. The Company’s bylaws additionally provide for the advancement of expenses, to the extent actually and reasonably incurred in connection with a suit, action or proceeding, in connection with such indemnification, so long as the Company has received an undertaking by the person being indemnified to repay the amount advanced if it is ultimately determined that such person is not entitled to be indemnified by the Company under the Company’s bylaws.

Pursuant to the Merger Agreement, for six years after the Effective Time, Parent has agreed to cause the respective certificate of incorporation and bylaws (or equivalent organizational documents) of the Surviving Corporation and each of its subsidiaries to contain provisions no less favorable with respect to exculpation, indemnification and advancement of expenses. In addition, the Merger Agreement provides that any contractual rights of indemnification in existence as of the date of the Merger Agreement with any directors, officers or employees of the Company or any of its subsidiaries will be assumed by the Surviving Corporation.

Additionally, pursuant to the Merger Agreement Parent has agreed to, and to cause the Surviving Corporation to, indemnify, to the fullest extent permitted by applicable law, each current or former director, officer or employee of the Company or any of its subsidiaries, each fiduciary under benefit plans of the Company or any of its subsidiaries and each such person who performed services at the request of the Company or any of its subsidiaries (each, an “Indemnified Party”) against losses and expenses arising out of actions or omissions occurring at or prior to the Effective Time to the extent that they are based on or arise out of the fact that such person is or was a director, officer, employee or fiduciary under benefit plans or performed services at the request of the Company or any of its subsidiaries, including any losses and expenses to the extent that they are based on or arise out of or pertain to the transactions contemplated by the Merger Agreement. In connection with the foregoing, the Surviving Corporation will pay the reasonable fees and expenses of counsel selected by the Indemnified Parties and advance to such Indemnified Party upon request documented expenses reasonably incurred (provided that the person to whom expenses are advanced provides an undertaking to repay such advance if it is determined by a final and non-appealable judgment of a court of competent jurisdiction that such person is not legally entitled to indemnification under applicable law).

The Company also maintains officers’ and directors’ liability insurance which insures against liabilities that officers and directors of the Company may incur in such capacities. Pursuant to the Merger Agreement, if the Company has not done so prior to the Effective Time, Parent has agreed to cause the Surviving Corporation to obtain an insurance and indemnification policy that provides coverage for a period of six years from and after the Effective Time for events occurring prior to the Effective Time (the “D&O Insurance”) that is substantially equivalent to and in any event not less favorable in the aggregate to the intended beneficiaries of such policy than the Company’s existing directors’ and officers’ liability insurance policy. If the Company and the Surviving Corporation for any reason fail to obtain such “tail” insurance policy as of the Effective Time, Parent has agreed to cause the Surviving Corporation to either continue to maintain in effect the D&O Insurance in place as of the date of the Merger Agreement or to purchase comparable D&O Insurance, in each case for a period of at least six years from and after the Effective Time and with terms, conditions, retentions and limits of liability that are at least as favorable as provided in the Company’s existing policies as of the date of the Merger Agreement.

The foregoing summary of the indemnification of officers and directors and directors’ and officers’ liability insurance pursuant to the Merger Agreement, the Company’s charter and the Company’s bylaws does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, the Company’s charter and the Company’s bylaws (as applicable), which are filed as Exhibits (d)(1), (e)(1) and (e)(2), respectively, and are incorporated herein by reference.

Derivative Actions

On March 19, 2013, one of the Company’s stockholders, John Nicholas, filed a verified stockholder derivative complaint in the United States District Court for the Northern District of Illinois. The complaint names as defendants certain current and former executive officers and directors of the Company, including current executive officers John Brots and Roger Heinz and all current directors with the exception of Alex Mashinsky. The Company is named as a nominal defendant. The complaint asserts claims under Delaware law for breach of fiduciary duty, insider trading and unjust enrichment between October 26, 2010 and July 27, 2012, and the plaintiff seeks to recover unspecified damages on behalf of the Company and other relief. If the Merger is consummated, Mr. Nicholas will no longer be a stockholder of the Company and, therefore, neither he nor any other current stockholder will have standing to maintain a derivative lawsuit.

Item 4.	The Solicitation or Recommendation.

Recommendation of the Board

At a meeting held on October 18, 2013, the Board unanimously:

(a) adopted and declared advisable the Merger Agreement and the Merger and the consummation by the Company of the transactions contemplated thereby, including the Offer and the Merger, each on the terms and subject to the conditions set forth in the Merger Agreement;

(b) authorized and approved the execution, delivery and performance of the Merger Agreement and the consummation by the Company of the transactions contemplated thereby, including the Offer and the Merger;

(c) determined that, on the terms and subject to the conditions set forth in the Merger Agreement, the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are in the best interests of the Company and its stockholders; and

(d) recommended that, subject to the terms and conditions of the Merger Agreement, the stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer.

Accordingly, and for the reasons described in more detail below, the Board unanimously recommends that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

Background of the Offer and the Merger

Over the years, the Board has periodically reviewed the Company’s strategic alternatives. As part of this review, the Board authorized Company management to have discussions with various parties about potential combinations and acquisitions involving the entire Company and portions thereof. Also as part of this review, the Board considered other transactions including potential acquisitions and options available to return capital to the Company’s stockholders. For example, on November 20, 2012, the Company announced that the Board had authorized the repurchase of up to $224.6 million of Shares under a previously announced repurchase program, and on November 29, 2012, the Board declared a special cash dividend of $1.00 per Share (amounting to $367.6 million), payable to stockholders of record on December 14, 2012. From time to time, the Board consulted with representatives of Goldman Sachs & Co. (“Goldman Sachs”), which has a long-standing relationship with the Company, regarding such alternatives.

During the fall of 2012, Company management discussed with representatives of a strategic party (which is referred to in this Schedule 14D-9 as “Party A”) possible collaboration or partnering opportunities, and Company management periodically updated the Board regarding these discussions. On December 19, 2012, the Board held a special telephonic meeting during which the Board considered potential strategic opportunities involving the Company and Party A. After discussion, the Board authorized management to continue exploring a possible transaction with Party A and to review and consider other strategic parties that might be interested in a potential transaction with the Company. The Board also authorized management to work with Goldman Sachs to assist in identifying other parties that might be interested in such a transaction and authorized Goldman Sachs to make initial contacts with certain identified parties.

Following the meeting, with the approval of Company management, representatives of Goldman Sachs contacted three strategic parties that the Board considered to be the most likely to be interested in a potential transaction with the Company (including an acquisition of the Company’s data business), and the Company continued its discussions with Party A. One of the strategic parties that had been contacted about potentially acquiring the Company’s data business or the entire Company (“Party B”), indicated that it was not interested in pursuing either of such transactions. Another strategic party (“Party C”) indicated that it might be interested in acquiring certain assets of the Company and requested due diligence information. The third strategic party (“Party D”), which was contacted regarding a potential acquisition by the Company of certain of Party D’s assets, notified representatives of Goldman Sachs that Party D was not interested in pursuing such a transaction.

Although neither the Company nor Goldman Sachs had contacted Marlin regarding a potential transaction with the Company, on February 20, 2013, a Marlin representative, contacted Goldman Sachs regarding a potential acquisition of the entire Company. In early March 2013, Marlin representatives met with Company management, and Marlin conducted preliminary due diligence on the Company.

On February 28, 2013, Party A sent the Company a non-binding indication of interest in which Party A proposed to acquire the Company’s data business for $80 million to $110 million in cash, on a cash-free, debt-free basis.

On March 14, 2013, a potential financial sponsor buyer that had conducted some due diligence with respect to the Company in early 2012 and had more recently met with Company management (“Party E”), sent the Company a non-binding indication of interest regarding the acquisition of the Company for $2.25 to $2.50 per Share in cash.

On March 21, 2013, Marlin submitted to Goldman Sachs a non-binding indication of interest in which Marlin proposed to acquire the Company for $2.35 per Share in cash.

That same day, the Board held a special telephonic meeting at which representatives of Goldman Sachs were present. During the meeting, Company management provided an update regarding the discussions with third parties about a possible sale of a portion of the business or the entire Company. Goldman Sachs representatives discussed the indications of interest received from Marlin, Party A and Party E. The Board discussed next steps and requested that Goldman Sachs lead a discussion at the next Board meeting regarding potential processes to be followed for more formally exploring the Company’s strategic alternatives and considering the non-binding indications of interest received from Marlin, Party A and Party E. At the meeting, the Board also authorized management to continue to engage in discussions with Party A and permit Party A to conduct further due diligence on the Company’s data business on a non-exclusive basis.

The Board held a special telephonic Board meeting on March 27, 2013 at which representatives of Goldman Sachs and Sidley Austin LLP, the Company’s outside legal advisors (“Sidley Austin”), were present. During the meeting, representatives of Goldman Sachs led a discussion regarding a preliminary financial analysis with respect to the Company, a process to be followed for exploring the Company’s strategic alternatives and a proposed timeline for such a process. After discussion regarding the Company’s outlook and the attendant uncertainties, the Board decided to suspend the Company’s discussions with third parties regarding a potential sale of the entire Company for the time being; however, the Board did authorize management to continue to permit Party A to conduct due diligence with respect to the data business and to contact other parties that might be interested in acquiring the Company’s data business. The Board also requested that management work with Goldman Sachs to prepare an update to the Company’s financial and business outlook to assist the Board in considering various strategic options and to present such update at the next Board meeting.

On April 26, 2013, after meeting with Company management and conducting additional preliminary due diligence, Party C sent the Company a non-binding indication of interest in which Party C proposed to acquire the Company’s data business, together with an amount of working capital to be mutually determined, for $125 million in cash.

The Board held a regularly scheduled in-person Board meeting on April 30, 2013 at which representatives of Goldman Sachs and Sidley Austin were present. During the meeting, representatives of Goldman Sachs continued to review with the Board the strategic alternatives previously presented to the Board, including both strategic transactions and operational and financial strategies as a standalone Company. In addition, the Goldman Sachs representatives reviewed with the Board information regarding the Company, including information relating to the Company’s past financial and share price performance and operational benchmarking compared to other industry participants. Management reviewed with the Board and representatives of Goldman Sachs the Company’s business plan, as well as preliminary financial projections for the Company, and representatives of Goldman Sachs presented to the Board a preliminary financial analysis with respect to the Company. At the meeting, representatives of Sidley Austin discussed with the Board its fiduciary duties in the context of considering the Company’s strategic alternatives, including a potential sale of the Company. Representatives of Goldman Sachs discussed with the Board process alternatives the Board could pursue in exploring a possible sale of the Company, including conducting a focused, non-public process for determining third-party interest in an acquisition of the Company. The Board discussed the strategic alternatives presented and then authorized the Company to formally engage Goldman Sachs as its financial advisor in connection with a potential sale of the Company and directed Goldman Sachs, working with management, to begin a more formal, non-public process of identifying and contacting the strategic and financial sponsor parties that would be the most likely to be interested in acquiring the Company (other than those as to which there were any material competitive concerns). The Board chose to engage Goldman Sachs given, among other things, Goldman Sachs’ reputation, knowledge of the Company and the industry, and experience with transactions similar to those contemplated by the Board.

Over the course of the next several weeks, and in accordance with the Board’s directives, representatives of Goldman Sachs contacted 25 parties to solicit their interest in acquiring the entire Company. Of the parties contacted, seven were potential strategic buyers and 18 were potential financial sponsor buyers. Of the 25 parties contacted, which included Marlin, Party A, Party C and Party E, 11 elected to enter into non-disclosure agreements with the Company. Ten of these 11 parties (including Marlin and Party A) and Party C, which had previously entered into a non-disclosure agreement with the Company, received information on the Company and its business and participated in informational meetings with the Company’s management.

At a special telephonic Board meeting held on May 20, 2013, in which representatives of Goldman Sachs and Sidley Austin participated, the Board had a discussion with representatives of Goldman Sachs and management regarding the discussions with potential strategic and financial sponsor buyers regarding a possible acquisition of the Company. After this discussion, the Board authorized Goldman Sachs to request that interested parties submit non-binding proposals for the acquisition of the Company by June 6, 2013. Representatives of Goldman Sachs informed the ten parties that had participated in management meetings accordingly.

On May 23, 2013, representatives of Goldman Sachs sent Marlin the management presentation, which contained management’s base, upside and downside projections for the Company for 2013, 2014 and 2015.

On or prior to the June 6, 2013 deadline for the submission of proposals, Goldman Sachs received non-binding indications of interest to acquire the Company from four parties, including both potential strategic and financial sponsor buyers. Party A had the highest bid, proposing a purchase price of $2.53 per basic Share in cash (equivalent to $2.47 per Share in cash on a fully-diluted basis). Marlin’s bid of $2.35 per Share in cash, on a fully-diluted basis, was the second highest bid. Party F, a potential financial sponsor buyer, submitted a bid of $2.20 per Share in cash on a fully-diluted basis, and Party G, another potential financial sponsor buyer (“Party G”), submitted a bid of $2.10 per Share in cash, on a fully diluted basis. All of the parties that submitted indications of interest other than Party G requested that the Company grant them a 45-day exclusivity period to permit them to complete their due diligence.

The Board held a special telephonic meeting on June 7, 2013, in which representatives of Goldman Sachs and Sidley Austin participated, to discuss the indications of interest received by Goldman Sachs. During the meeting, representatives of Goldman Sachs reviewed the process that had been undertaken at the direction of the Board for exploring the possibility of a sale of the Company and discussed the four non-binding indications of interest submitted to the Company for such a transaction. After discussion, the Board directed the representatives of Goldman Sachs to inform each of the two lowest bidders that it would not be able to continue to participate in the process unless it increased its proposed purchase price. The Board then directed the representatives of Goldman Sachs to inform each of Party A and Marlin that the Company would continue exploring the possibility of a transaction with it, but that it would need to increase its proposed purchase price when it submitted its best and final offer for acquiring the Company. The Board determined that neither Party A nor Marlin should be granted exclusivity at that time. The Board authorized the Company and Goldman Sachs to request that each of Party A and Marlin submit its best and final proposal for acquiring the Company, together with a mark-up of the proposed merger agreement provided by the Company, by the close of business on June 27, 2013. The Board also discussed contacting additional potential bidders that had not been contacted since April 30, 2013 due to competitive concerns. After discussion, the Board directed Goldman Sachs to contact Party B again to determine its interest in participating in the process.

At a special telephonic Board meeting held on June 12, 2013, in which representatives of Goldman Sachs and Sidley Austin participated, representatives of Goldman Sachs provided an update on activities related to the exploration of a possible sale of the Company, including that Party A and Marlin had each indicated that it was willing to proceed to the next stage in the process without exclusivity at that time and that it would consider increasing its proposed purchase price. Representatives of Goldman Sachs also reported that each of the other two parties that had submitted indications of interest indicated that it was not willing to increase its proposed purchase price and therefore would not be moving forward in the process at that time. They also reported that Goldman Sachs had contacted Party B as directed by the Board to explore its interest in a possible acquisition of the Company but had not yet received a response. During the same meeting, Sidley Austin representatives discussed with the Board the proposed merger agreement to be provided to Party A and Marlin. The Board then again authorized Goldman Sachs to request that each of Party A and Marlin submit its best and final proposal for acquiring the Company, along with a mark-up of the proposed merger agreement, no later than the close of business on June 27, 2013. The proposed merger agreement was made available to Party A on June 14, 2013 and Marlin on June 16, 2013.

On June 27, 2013, a Party A representative informed Mr. Daniel P. Kelly, the President and Chief Executive Officer of the Company, and representatives of Goldman Sachs that Party A had determined not to submit an offer to acquire the Company. On that same day, Marlin submitted a proposal to acquire the Company for a purchase price of $2.26 per Share in cash, subject to reduction if the amount of the Company’s cash and cash equivalents at closing was less than $539 million, together with a mark-up of the proposed merger agreement. In its proposal, Marlin explained that the proposed purchase price of $2.26 per Share was lower than Marlin’s initial non-binding indication of interest due to a reduction in the Company’s cash, cash equivalents and marketable securities from $572 million as of March 29, 2013 to an anticipated $539 million as of June 27, 2013.

The Board held a special telephonic meeting on June 28, 2013 in which representatives of Goldman Sachs and Sidley Austin participated. During the meeting, the Board discussed Marlin’s proposal and Party A’s decision not to make an offer for the Company. Representatives of Goldman Sachs reported that Party A’s representatives had indicated that Party A would be interested in pursuing discussions regarding acquiring the Company’s data business. Sidley Austin representatives discussed with the Board the revised proposed merger agreement provided by Marlin. Representatives of Goldman Sachs then discussed with the Board the financial projections for the Company prepared by management, together with information for contemplating three possible scenarios for the data business: continuing such business on the current basis, selling it to a third party or shutting it down. Representatives of Goldman Sachs also discussed a preliminary financial analysis with respect to the Company assuming a sale or a shutdown of the data business. The Board discussed various issues with respect to a sale of the Company’s data business, including the difficulty of carving out the data business from the rest of the Company’s operations, the significant restructuring charges that would be incurred in connection with such divestiture, the potential negative impact on the remainder of the Company’s business from such a divesture and the substantial costs that would be incurred by the Company in connection with such a divestiture. The Board noted that the net cash received by the Company in connection with the sale of its data business would be significantly reduced by the cost of addressing these issues. The Board agreed to discuss further what action, if any, to take with respect to the data business in light of developments relating to the Board’s investigation of the possible sale of the Company. The Board then authorized Goldman Sachs to contact Party A to determine whether Party A might want to reconsider its decision not to pursue an acquisition of the entire Company and to contact Marlin and request that Marlin increase its proposed purchase price and further clarify the proposed consideration.

During the course of discussions between Party A and Goldman Sachs representatives over the next several days, Party A reiterated that it would not be interested in acquiring the entire Company and that it was interested in engaging in further discussions regarding acquiring the Company’s data business.

During discussions between Marlin representatives and representatives of Goldman Sachs, which took place following the Board meeting, a Marlin representative informed representatives of Goldman Sachs that Marlin was not willing to increase the proposed purchase price reflected in Marlin’s June 27, 2013 proposal. However, Marlin did agree to eliminate the proposed downward price adjustment if the Company and its subsidiaries did not have at least $539 million in cash or cash equivalents at the closing, as long as it was a condition to closing that the Company’s cash and cash equivalents had not been reduced by more than $50 million. Representatives of Goldman Sachs indicated that such an approach was not acceptable and that Marlin needed to increase its proposed purchase price.

On July 9, 2013, the Board held a special telephonic meeting in which representatives of Goldman Sachs and Sidley Austin participated. Representatives of Goldman Sachs reported to the Board on their discussions with Marlin regarding the proposed purchase price and merger agreement terms, and the Board authorized representatives of Goldman Sachs to continue pressing Marlin for an increase in its proposed purchase price.

On July 12, 2013, a Marlin representative contacted representatives of Goldman Sachs, requesting an update regarding the Company’s performance and indicating flexibility in terms of increasing Marlin’s proposed purchase price, and on July 13, 2013, representatives of Goldman Sachs and members of the Company’s management held a call with Marlin to discuss the Company’s anticipated second quarter results and answer other questions posed by Marlin representatives. Later that day, a Marlin representative indicated to representatives of Goldman Sachs that Marlin planned to submit a revised offer to purchase the Company on July 15, 2013.

On July 15, 2013, Marlin submitted a revised written proposal to acquire the Company for $2.37 per Share in cash with no downward adjustment if the Company did not have at least $539 million in cash or cash equivalents at the closing. Representatives of Goldman Sachs communicated to Marlin that this proposal was not sufficient but credible enough to continue discussions between the parties, and further discussions between Marlin representatives, the Company’s management, and representatives of Goldman Sachs took place regarding price considerations.

Following these discussions, on July 17, 2013, a Marlin representative indicated that Marlin was prepared to increase its proposed purchase price from $2.37 per Share to $2.45 per Share in cash but was not prepared to offer more. A Marlin representative also requested that Marlin be granted a two-week exclusivity period.

At a special telephonic Board meeting held on July 18, 2013 in which representatives of Goldman Sachs and Sidley Austin participated, representatives of Goldman Sachs provided an update regarding discussions with Marlin. In addition, the Goldman Sachs representatives reported that Company management and representatives of Goldman Sachs had made several contacts with Party A and that Party A had consistently stated that it did not consider acquiring the entire Company to be a strategic priority but had expressed continued interest in only acquiring the Company’s data business. The Board discussed Marlin’s proposal, its request for exclusivity and related matters and directed the Company’s management and advisors to proceed with the negotiation of an acquisition of the Company by Marlin for a purchase price of $2.45 per Share. The Board also authorized management to negotiate and enter into an exclusivity agreement on behalf of the Company if Marlin made receiving such an agreement a condition to continuing discussions. Sidley Austin representatives then discussed with the Board the changes to the merger agreement that were included with Marlin’s June 27, 2013 proposal. The Board provided feedback on Marlin’s changes to the proposed merger agreement and the proposed responses thereto. In particular, with respect to Marlin’s request that certain of the Company’s executives and employees enter into employment agreements relating to the acquisition by Marlin prior to signing the merger agreement, the Board directed the representatives of Sidley Austin to inform Marlin that no negotiations of such agreements would be authorized until after the execution of the merger agreement.

On July 19, 2013, Sidley Austin sent a revised draft of the merger agreement to Marlin’s outside legal advisors, Schulte Roth & Zabel LLP (“SRZ”), and Marlin sent to Goldman Sachs a draft exclusivity agreement following which the parties and their legal advisors commenced negotiating the same.

The Board held a special telephonic meeting on July 24, 2013 in which representatives of Goldman Sachs and Sidley Austin participated. During the meeting, representatives of Goldman Sachs provided an update regarding the discussions with Marlin and communications with Party A. The Goldman Sachs representatives reported that Party A had again confirmed that it was not interested in pursuing the acquisition of the entire Company, although Party A continued to express interest in the Company’s data business. Representatives of Goldman Sachs then reviewed the process followed by Goldman Sachs to contact and follow up with various entities to determine interest in the Company (including parties that had not responded to previous invitations to participate) and discussed with the Board a preliminary financial analysis with respect to the Company and aspects of Marlin’s proposal based on various valuation metrics. Representatives of Sidley Austin then reviewed the Board’s fiduciary duties in connection with a sale of the Company and provided an update regarding the merger agreement and exclusivity agreement negotiations with Marlin and its legal advisors and received direction from the Board with respect thereto. The Board then authorized management to enter into an exclusivity agreement with Marlin on behalf of the Company substantially on the terms presented to the Board. In response to Marlin’s continued request that key employees of the Company enter into employment agreements relating to the acquisition by Marlin at the time the merger agreement is signed, the Board agreed to permit negotiations of such agreements but only after the material terms of the merger agreement had been agreed upon, and the Board authorized a working group (the “Working Group”) comprised of Mr. Vincent H. Tobkin, Mr. Vincent D. Kelly and Mr. Gregory J. Rossmann to determine, after consultation with counsel, the time at which Marlin would be allowed to begin such discussions.

Later that day, the Company and Marlin executed the exclusivity agreement. The exclusivity agreement provided for a term ending on the earliest of 5:00 Eastern on July 31, 2013, the date on which the parties agree in writing to terminate negotiations or the date on which either party communicates to the other party in writing that it no longer desires to pursue the potential transaction.

At a regularly scheduled in-person Board meeting on July 30, 2013 at which representatives of Goldman Sachs and Sidley Austin were present, Sidley Austin representatives reviewed and discussed with the Board the course of negotiations with Marlin’s counsel relating to the merger agreement. The Board authorized the Working Group to assist the Company’s management and advisors with the various elements of the negotiation of the overall transaction and the negotiation of the terms and conditions of the proposed merger agreement. The Board expanded the Working Group by including Mr. Michael E. Lavin in connection with issues related to the Company’s cash position or the opinion to be delivered prior to the closing of the proposed transaction to the Board regarding the solvency of the Company and its subsidiaries after giving effect to the proposed transaction.

On the following day, the Board met and further discussed the proposed sale to Marlin. The Board also reviewed the Company’s overall business and discussed the alternatives available to the Company.

Following the Board meeting, the parties continued negotiations regarding the merger agreement, and the exclusivity period granted to Marlin expired on July 31, 2013. Marlin requested that the Company extend the term of the agreement; however, the Company declined to do so in light of the status of the discussions.

Following the expiration of the exclusivity period, discussions continued regarding the terms of the merger agreement, and management and the Company’s advisors periodically updated the Working Group on the status of the discussions.

On August 12, 2013, the Board held a special telephonic meeting, in which representatives of Goldman Sachs and Sidley Austin participated, to discuss the progress on finalizing the merger agreement, including Marlin’s proposed closing condition requiring the Company to have a minimum of $490 million of cash or cash equivalents immediately prior to the closing and the broad scope of the representations and warranties requested by Marlin. After receiving reports on the status of discussions with Marlin, the Board directed Goldman Sachs and the Company’s management to communicate to Marlin the Board’s positions on the open issues. The Board also authorized the Company’s management to contact, on a confidential basis, certain of the Company’s significant stockholders to ascertain their views on a potential sale of the Company.

Following the meeting, Company management had various conversations with certain of the Company’s significant stockholders, as authorized by the Board.

At a special telephonic meeting held on August 20, 2013 in which representatives of Goldman Sachs and Sidley Austin participated, the Board reviewed the financial and contractual issues that remained unresolved between the Company and Marlin, including those relating to Marlin’s proposed closing condition requiring the Company to have a minimum of $490 million of cash or cash equivalents immediately prior to the closing. Following discussion, the Board agreed with management that the progress that had been made was limited in nature, despite all of the efforts made by management, the Board and the Company’s advisors to reach agreement with Marlin. The Board directed management to terminate Marlin’s access to the virtual data room and to send Marlin a letter directing Marlin to return or destroy all confidential materials received from the Company. The Board also authorized management and Goldman Sachs to contact Party A and Party C to explore again the possibility of a sale of the data business to them, and after discussing four other parties that one of the Company’s significant stockholders had recommended be contacted about possible interest in acquiring the Company (including three potential strategic buyers that were significant competitors of the Company (including Party B and Party D) and one potential financial sponsor buyer that was previously unknown to the Company), the Board directed Goldman Sachs to work with management on a strategy to contact or re-contact these parties.

On August 20, 2013, the Company sent Marlin a letter directing Marlin to return or destroy all confidential materials received from the Company or its representatives in connection with Marlin’s consideration of a potential transaction involving the Company.

On August 22, 2013, a Marlin representative contacted a Goldman Sachs representative and proposed a change in the structure of the proposed transaction to a tender offer followed by a merger under Section 251(h) of the DGCL, and on the following day, a Marlin representative sent the Company a proposal reflecting the tender offer structure and proposing changes to the transaction terms, including eliminating the minimum cash closing condition.

On August 25, 2013, SRZ sent Sidley Austin and the Company a revised draft of the merger agreement, reflecting the proposed tender offer structure and other changes to the terms of the merger agreement following which the parties and their legal advisors continued their negotiations of the agreement.

During this period, Goldman Sachs contacted the four parties identified during the August 20, 2013 meeting as possible candidates for acquiring the Company; however, none of them indicated an interest in acquiring the Company.

The Board held a special telephonic meeting on August 30, 2013 in which representatives of Goldman Sachs and Sidley Austin participated. During the meeting, Goldman Sachs representatives provided an update regarding the status of negotiations with Marlin, and Sidley Austin representatives reviewed changes to the merger agreement resulting from the change in structure and negotiations with Marlin. In light of the progress that had been made, the Board authorized management to retract the August 20, 2013 letter to Marlin. The Board also authorized the Working Group to approve the retention of Duff & Phelps, LLC (“Duff & Phelps”) at the appropriate time in order to begin work on delivering a solvency opinion to the Board in connection with the merger agreement. Also during this meeting, Mr. Dan Kelly reported on discussions with Party A regarding the data business, noting that representatives of Party A and the Company had met the day before and that Party A had indicated that it would submit a non-binding indication of interest with respect to acquiring the data business on or about September 6, 2013.

On September 4, 2013, the Board held a special telephonic meeting in which representatives of Goldman Sachs and Sidley Austin participated. During the meeting, Mr. Dan Kelly provided an update on discussions with Marlin and Party A. Representatives of Sidley Austin reviewed and discussed with the Board the negotiations with Marlin relating to the merger agreement. Representatives of Goldman Sachs reported that they had contacted Party C and that Party C had not decided whether it was interested in acquiring the data business. The Board directed management and the Company’s advisors to continue working to resolve open issues with both Marlin and Party A.

On September 9, 2013, in a conversation with representatives of Goldman Sachs, Party C confirmed that it was not interested in acquiring the Company’s data business.

On September 12, 2013, the Company received a non-binding indication of interest from Party A in which Party A proposed to acquire the Company’s data business and certain related assets for $80 million to $90 million in cash, and on September 17, 2013, the Company communicated to Party A the Company’s initial response to the non-binding indication of interest, requesting clarifications regarding the proposed terms.

On September 18, 2013, James M. Sheehan, the Executive Vice President, General Counsel and Chief Administrative Officer of the Company, updated the Working Group on the discussions with Marlin regarding the merger agreement. Based on this update, the Working Group authorized the commencement of the negotiation of employment agreements with Marlin for the six key employees identified by Marlin and the engagement of Duff & Phelps in order to perform the work necessary to enable Duff & Phelps to render a solvency opinion at the closing of the transaction. During this call, the Working Group also discussed the September 12, 2013 Party A non-binding indication of interest and requested that Company management contact Party A about improving the terms of its proposal for the Company’s data business.

On September 20, 2013, a Party A representative responded to certain of the issues and requests for clarification made by the Company on September 17, 2013.

On September 24, 2013, Company management updated the Working Group on the discussions with Marlin regarding the employment agreements and the merger agreement.

On September 26, 2013, the Board held a special telephonic meeting in which representatives of Goldman Sachs and Sidley Austin participated. Following an update regarding the Company’s preliminary results for the third fiscal quarter of 2013, Goldman Sachs representatives reported on communications with the four parties suggested by one of the Company’s significant stockholders, one party suggested by another of the Company’s significant stockholders and three additional parties that, at the direction of the Board, Goldman Sachs had contacted regarding their interest in acquiring the Company due to these three additional parties’ recent changes in circumstances, bringing the total number of parties contacted to solicit interest in acquiring the Company to 33. The Goldman Sachs representatives reported that none of the additional parties contacted had indicated an interest in acquiring the Company. Management then provided an update regarding discussions with Marlin and indicated that no proposal as to financial terms had been made and no substantive discussions had taken place regarding key executives entering into employment agreements relating to the acquisition by Marlin. Management then provided a report on the status of discussions with Party A with respect to the sale of the data business. Management reviewed the terms proposed in Party A’s September 12, 2013 non-binding indication of interest, including the proposed purchase price of $80 million to $90 million and the fact that Party A had requested exclusivity. Goldman Sachs representatives and Company management then discussed with the Board financial projections for the Company prepared by management assuming the sale of the data business, the maintenance of the status quo with respect to the data business and shutting down the data business. Representatives of Sidley Austin then provided a legal briefing on the Board’s fiduciary duties in the context of considering the Company’s strategic alternatives, including a potential sale of the Company. The Board noted issues previously identified with respect to a sale of the Company’s data business, including the difficulty of carving out the data business from the rest of the Company’s operations, the significant restructuring charges that would be incurred in connection with such divestiture, the potential negative impact on the remainder of the Company’s business from such a divesture and the substantial costs that would be incurred by the Company in connection with such a divestiture. Following discussion, the Board directed management to inform Party A that the Company was not prepared to grant it exclusivity and that both the price and the terms offered would need to be improved substantially for the Board to be interested in pursuing further discussions with Party A.

On September 27, 2013, Marlin indicated that it would no longer require that, prior to the execution of the merger agreement, the six key employees it had identified execute employment agreements relating to the acquisition by Marlin.

On October 3, 2013, at an in-person meeting at which representatives of Marlin, the Company and Goldman Sachs were present, Company management provided Marlin with an update on the business, including estimated third quarter 2013 results and an estimated revenue forecast for 2013. The same day, the Company also provided Marlin with the Company’s refined base case projections.

Over the course of the next two weeks, the Company continued to provide due diligence materials to Marlin. In addition, the parties continued to negotiate the terms of the merger agreement, and Marlin worked on obtaining a debt commitment letter.

On October 14, 2013, Party A submitted a revised non-binding indication of interest in which Party A proposed to acquire the Company’s data business and related assets for $100 million in cash. The proposal was subject to further due diligence by Party A.

On October 18, 2013, the Board of Directors held an in-person special meeting at which representatives of Goldman Sachs and Sidley Austin were present. At the meeting, representatives of Goldman Sachs reviewed Goldman Sachs’ financial analysis of the $2.45 per Share proposed by Marlin and delivered to the Board an oral opinion, which was confirmed by delivery of a written opinion dated October 18, 2013, to the effect that, as of the date of the opinion and based on and subject to the assumptions and limitations set forth in the opinion, the $2.45 per Share in cash to be paid pursuant to the Merger Agreement to holders of Shares was fair, from a financial point of view, to such holders. Representatives of Duff & Phelps then preliminarily indicated to the Board that, subject to certain assumptions, Duff & Phelps would be able to deliver, prior to the acceptance for payment of the Shares tendered pursuant to the Offer, an opinion to the Board, to the effect that, after giving effect to the consummation of the transactions contemplated by the Merger Agreement, the Surviving Corporation would be solvent. Representatives of Sidley Austin reviewed the Board’s fiduciary duties in the context of considering the Company’s strategic alternatives, including a potential sale of the Company. Representatives of Sidley Austin also reviewed the key provisions of the Merger Agreement, including structure and timing considerations, offer conditions, required regulatory approvals, non-solicitation provisions, termination provisions, the termination fee and circumstances under which the termination fee would be payable.

Company management then provided a report on the status of discussions with Party A with respect to the sale of the data business and reviewed the terms proposed in Party A’s October 14, 2013 non-binding indication of interest. Company management discussed the sale of the data business on the terms described in Party A’s non-binding indication of interest as compared to the sale of the Company to Marlin for $2.45 per Share and noted that negotiations with Marlin were completed and Marlin was prepared to execute the Merger Agreement while the Party A proposal was only a non-binding indication of interest and is subject to due diligence by Party A as well as to documentation of definitive agreements. The Board asked questions and discussed the merger agreement provisions and related documentation. After further discussion, the Board unanimously determined not to pursue further a sale of the data business to Party A and that it was advisable and in the best interests of the Company and its stockholders to enter into the Merger Agreement and consummate the transactions contemplated thereby, including the Offer and the Merger, and the Board unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and resolved to recommend that the stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer.

On the evening of October 18, 2013, following the delivery by Marlin to the Company of an executed debt commitment letter and an executed fee letter relating thereto, the parties executed the Merger Agreement and the related ancillary agreements.

On October 21, 2013, before the opening of trading on the Nasdaq Stock Market, the Company issued a press release announcing the execution of the Merger Agreement. The press release is filed as Exhibit (a)(5)(A) to this Schedule 14D-9 and is incorporated herein by reference.

Reasons for the Board’s Recommendation

In evaluating the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, the Board consulted with the Company’s senior management team and outside legal and financial advisors and considered and evaluated a variety of factors over the course of 17 meetings of the Board and an additional six meetings of its Working Group since the Board authorized the engagement of Goldman Sachs on April 30, 2013, including:

Challenges the Company Faces as an Independent Company; Strategic Alternatives

The Board considered the possibility of continuing to operate the Company as an independent public company, including the related risks and uncertainties and the prospects for the Company going forward as an independent entity. In doing so, the Board considered the following:

•	the current and historical financial condition, results of operations and business of the Company, the Company’s financial plan and prospects if it were to remain an independent company, the risks associated with achieving and executing upon the Company’s financial plan and the other risks disclosed under “Risk Factors” in the Company’s most recent annual report on Form 10-K;

•	the fact that the Company’s total annual revenue has declined every year since 2010;

•	overall industry conditions, including customer consolidation, customer capital spending shifting to newer technologies, increased customer pricing power over equipment suppliers such as the Company, customer preferences for large vendors capable of supplying a wide array of products more efficiently and at a lower cost and challenges faced by the Company in competing with large vendors given the Company’s existing product portfolio and product development pipeline; and

•	the strategic review process conducted by the Board with the assistance of Goldman Sachs, which included in addition to a possible sale of the Company:

•	a review of other strategic alternatives, including the possibility of continuing to operate the Company under various alternative standalone plans and a sale or divesture of the Company’s data business as a separate transaction or in connection with the sale of the Company;

•	a review of proposals for purchasing the Company’s data business, the financial and other terms of which the Board concluded were not acceptable, as well as the difficulty of carving out for sale the data business, the significant restructuring charges that would be incurred in connection with such divestiture and the potential negative impact on the remainder of the Company’s business from such a divesture;

•	a review of the range of possible benefits to the Company’s stockholders of the various strategic alternatives and the timing and the costs, risks and likelihood of accomplishing the goals of any of these alternatives; and

•	an assessment by the Board that none of the above-described strategic alternatives was reasonably likely to present superior opportunities for the Company, or reasonably likely to create greater value for the Company’s stockholders, than the Offer and the Merger.

Offer Price

The Board also considered the following, with respect to the Offer Price:

•	the fact that the Offer Price represents

•	a 3.8% premium over the closing price of the Shares on October 17, 2013 (the last trading day prior to the approval of the Merger Agreement by the Board);

•	a premium of 5.8% and 6.7% over the volume weighted average closing price of the Shares reported for the one-month and three-month periods, respectively, prior to October 17, 2013; and

•	a premium of 10.3% to the Company’s enterprise value as of October 17, 2013 (calculated by subtracting from the Company’s implied market capitalization the amount of the Company’s cash, cash equivalents and marketable securities as of June 28, 2013);

•	the fact that the Offer Price is a fixed cash amount, providing the Company’s stockholders with certainty of value and liquidity immediately upon the closing of the Offer, in comparison to the risks and uncertainty that would be inherent in engaging in a transaction in which all or a portion of the consideration is payable in stock;

•	the fact that the consideration to be paid by Parent was the result of negotiations and two price increases by Parent from its June 27, 2013 offer of $2.26 per Share (which offer included a proposed downward price adjustment under certain circumstances) and the Board’s belief that the Offer Price represented the highest consideration that Parent was willing to agree to;

•	the Board’s belief, based on the broad and competitive process engaged in by the Company, that it was unlikely that any other financial sponsors or strategic buyers would be willing to acquire the Company at a price in excess of $2.45 per Share; and

•	the financial analyses reviewed and discussed with the Board by representatives of Goldman Sachs on October 18, 2013 and the opinion delivered by Goldman Sachs that, as of October 18, 2013 and subject to the assumptions and limitations set forth therein, the $2.45 per Share in cash to be paid to the holders of Shares pursuant to the Merger Agreement was fair from a financial point of view to such holders (see below under “—Opinion of the Company’s Financial Advisor”).

Merger Agreement

•	General Terms. The Board considered the general terms and conditions of the Merger Agreement, including the parties’ representations, warranties and covenants, the conditions to their respective obligations as well as the likelihood of the consummation of the Offer and the Merger, the proposed transaction structure, the termination provisions of the agreement and the Board’s evaluation of the likely time period necessary to close the transactions contemplated by the Merger Agreement.

•	Timing of Completion. The Board considered the anticipated timing of the consummation of the transactions contemplated by the Merger Agreement and the structure of the transaction as a cash tender offer for all outstanding Shares, which should allow holders of Shares who tender their Shares pursuant to the Offer to receive the Offer Price in a relatively short timeframe, followed by the Merger in which holders of Shares (other than holders of Shares who exercise the appraisal rights described in “Item 8—Additional Information—Notice of Appraisal Rights” and other than the Company, Parent or any of their respective wholly-owned subsidiaries) would receive the same consideration as received by those holders who tendered their Shares in the Offer. The Board considered that the potential for closing the Offer and the Merger in a relatively short timeframe could also reduce the amount of time in which the Company’s business would be subject to the potential uncertainty of closing and related disruption.

•	Extension of Offer Period. The Board considered that Parent is required, at the election of the Company, to extend the Offer for one or more periods until December 20, 2013, if on any scheduled expiration date of the Offer any condition to the Offer has not been satisfied or waived (other than the Minimum Tender Condition, which may not be waived by Parent).

•	Conditions to the Consummation of the Merger; Likelihood of Closing the Second-Step Merger. The Board considered the strong likelihood of the consummation of the second-step Merger contemplated by the Merger Agreement after the acceptance for payment of the Shares tendered pursuant to the Offer by reason of the very few conditions to consummation of the Merger at that point in the overall transaction and the fact that the parties specifically elected to have the Merger be governed by Section 251(h) of the DGCL, eliminating the requirement to obtain Company stockholder approval.

•	No Financing Condition. The Board considered the absence of a financing condition and the fact that Fund III and Fund IV would, at the time the Merger Agreement is executed, (1) enter into the Sponsor Commitment Agreement that names the Company as a third-party beneficiary pursuant to which immediately prior to the Offer Closing Fund III would severally provide Parent with a $13,320,000 cash contribution and Fund IV would provide Parent with a $408,273,346 cash contribution (subject to reduction, in the case of Fund IV, to the extent Parent deposits with the paying agent in accordance with the Merger Agreement any amount contributed to Parent pursuant to its debt financing) and (2) enter into the Guaranty in favor of the Company pursuant to which each of Fund III and Fund IV severally guarantee the performance of all of the payment obligations of Parent and Purchaser under the Merger Agreement up to 3.16% of the Cap in the case of Fund III and 96.84% of the Cap in the case of Fund IV.

•	Ability to Respond to Certain Unsolicited Acquisition Proposals. The Board considered the Company’s ability, under certain circumstances, to furnish information to and conduct negotiations with a third party, if the Board determines in good faith, after consultation with its financial advisors and outside counsel, that the third party has made a takeover proposal that constitutes or could reasonably be expected to lead to a superior proposal.

•	Ability to Change Recommendation. The Board considered the fact that, in certain circumstances, the Board is permitted to change its recommendation that the Company’s stockholders tender their Shares pursuant to the Offer and terminate the Merger Agreement, including to enter into an agreement with respect to a superior proposal, subject to the payment to Parent of a termination fee of $26,720,000 in connection with the termination of the Merger Agreement.

•	Termination Fee. The Board considered the fact that the Board believed that the termination fee of $26,720,000 payable to Parent under the Merger Agreement in certain circumstances, or approximately 3.0% of the aggregate equity value of the transaction, is reasonable and not preclusive of other offers.

•

Specific Performance Right. The Board considered the fact that if Parent or Purchaser fails, or threatens to fail, to satisfy its obligations under the Merger Agreement, the Company is entitled to specifically enforce the Merger Agreement, in addition to any other remedies to which the Company may be entitled, and the Board considered the fact that the Company would have the right to specifically enforce Parent’s and Purchaser’s rights under the Sponsor Commitment Agreement.

•	Availability of Appraisal Rights. The Board considered the availability of appraisal rights under Delaware law to the Company’s stockholders who do not tender their Shares in the Offer and who otherwise comply with all of the required procedures under Delaware law, which provides those eligible stockholders with an opportunity to have the Delaware Court of Chancery determine the fair value of their Shares, which may be more than, less than or the same as the amount such stockholders would have received under the Merger Agreement.

Negative Factors

The Board also considered certain risks and other potentially negative factors concerning the transactions contemplated by the Merger Agreement, including:

•	the fact that the Offer Price represents a discount of 6.5% to the highest closing price of the Shares over the 52-week period ended October 17, 2013;

•	the fact that the Merger Agreement precludes the Company from actively soliciting alternative proposals;

•	the fact that the structure of the transaction as a tender offer followed by a merger that does not require the vote of the Company’s stockholders could result in a relatively short period during which an unsolicited alternative proposal could be brought forth;

•	the possibility that the Company’s obligation to pay Parent a termination fee of $26,720,000 if the Merger Agreement is terminated under certain circumstances and Parent’s matching rights could discourage other potential acquirers from making an alternative proposal to acquire the Company;

•	the requirement that the Company reimburse Parent for up to $7,500,000 of its reasonable documented out-of-pocket expenses incurred in connection with the negotiation, execution and performance of the Merger Agreement if the Merger Agreement is terminated because the Minimum Tender Condition has not been satisfied and no further extensions of the Offer are permitted or required pursuant to the Merger Agreement;

•	the fact that, following the Merger, the Company will no longer exist as an independent public company and the Company’s existing stockholders will not participate in the Company’s or Parent’s future earnings or growth or benefit from any synergies resulting from the consummation of the transactions contemplated by the Merger Agreement;

•	the fact that the Offer and the Merger might not be consummated in a timely manner or at all, due to a failure of certain conditions, including the Minimum Tender Condition and the condition requiring the expiration or termination of the waiting period (or any extensions thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations promulgated thereunder (the “HSR Act”);

•	the restrictions on the conduct of the Company’s business prior to the consummation of the Merger, which may delay or prevent the Company from undertaking business opportunities that may arise or any other action that it might otherwise take with respect to the operations of the Company;

•	the fact that, for United States federal income tax purposes, the Offer Price and the Merger Consideration will be taxable to the Company’s stockholders who are entitled to receive such consideration;

•	the significant costs involved in connection with entering into and completing the Merger and the substantial time and effort of management required to complete the transactions contemplated by the Merger Agreement, which may disrupt the Company’s business operations; and

•	the risks and contingencies related to the announcement and pendency of the transactions contemplated by the Merger Agreement, including the impact on the Company’s employees and its relationships with existing and prospective customers and suppliers and other third parties.

Other

The Board also considered the following other factors:

•	the fact that the Company had engaged in a competitive bid process and that the Offer Price represented the highest price that the Company received after a broad solicitation of interest, in connection with which the Company had contacted, either directly or through the Company’s advisors, a total of 33 financial sponsor and strategic parties since April 30, 2013;

•	the fact that the Company’s directors and executive officers may receive certain benefits that are different from, and in addition to, those of the Company’s stockholders (See “Item 3—Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of the Company”);

•	conversations that certain of the Company’s directors and executive officers had with certain of the Company’s significant stockholders;

•	the fact that as of October 18, 2013, (i) funds managed by an affiliate of Goldman Sachs (“GS Managed Funds”), which except to the extent indicated in clause (ii) below are for the benefit of third-party investors, owned limited partnership interests representing approximately 11% of the capital commitments to Fund III, a party to each of the Guaranty and the Sponsor Commitment Agreement, and (ii) affiliates of Goldman Sachs and employees of Goldman Sachs and its affiliates held certain of the limited partnership interests in the GS Managed Funds (resulting in such affiliates and employees of Goldman Sachs and its affiliates having a less than 0.21% aggregate indirect ownership interest in Fund III), which interests predated Goldman Sachs’ engagement as the Company’s financial advisor, had been previously disclosed to the Company by Goldman Sachs and were considered by the Board to be immaterial; and

•	the fact that a nationally recognized independent valuation firm engaged by the Company had preliminarily indicated to the Board that, subject to certain assumptions, such firm would be able to deliver, prior to the acceptance for payment of the Shares tendered pursuant to the Offer, an opinion to the Board, to the effect that, after giving effect to the consummation of the transactions contemplated by the Merger Agreement, the Surviving Corporation would be solvent.

The foregoing discussion of the information and factors considered by the Board is not intended to be exhaustive, but includes the material factors considered by the Board. In view of the wide variety of factors considered in connection with its evaluation of the Offer and the Merger and the complexity of these matters, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination and recommendation. In addition, individual directors may have given different weights to different factors. The Board did not undertake to make any specific determination as to whether, or to what extent, any factor, or any particular aspect of any factor, supported or did not support its ultimate determination. The Board based its recommendation on the totality of the information presented, including the factors described above.

Intent to Tender

To the Company’s knowledge, after making reasonable inquiry, all of the Company’s executive officers and directors currently intend to tender or cause to be tendered pursuant to the Offer all Shares held of record or beneficially owned by such persons immediately prior to the expiration of the Offer, as it may be extended (other than Shares for which such holder does not have discretionary authority and other than Shares subject to RSUs,

Options, SARs or Performance Awards). The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Opinion of the Company’s Financial Advisor

Goldman Sachs rendered its opinion to the Board that, as of October 18, 2013 and based upon and subject to the factors and assumptions set forth therein, the $2.45 per Share in cash to be paid to the holders of Shares pursuant to the Merger Agreement was fair from a financial point of view to such holders.

The full text of the written opinion of Goldman Sachs, dated October 18, 2013, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex A. Goldman Sachs provided its opinion for the information and assistance of the Board in connection with its consideration of the transaction. The Goldman Sachs opinion is not a recommendation as to whether or not to tender Shares in the tender offer or any other matter.

You are encouraged to read the opinion carefully in its entirety. The following is a summary of Goldman Sachs’ opinion and the methodology that Goldman Sachs used to render its opinion. This summary is qualified in its entirety by reference to the full text of the opinion.

In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•	the Merger Agreement;

•	annual reports to stockholders and Annual Reports on Form 10-K of the Company for the five fiscal years ended December 28, 2012;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company;

•	certain other communications from the Company to its stockholders;

•	certain publicly available research analyst reports for the Company; and

•	certain internal financial analyses and forecasts for the Company prepared by its management, as approved for Goldman Sachs’ use by the Company, which are referred to as the “Forecasts”.

Goldman Sachs also held discussions with members of the senior management of the Company regarding their assessment of the past and current business operations, financial condition and future prospects of the Company; reviewed the reported price and trading activity for the Shares; compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the technology industry and in other industries; and performed such other studies and analyses, and considered such other factors, as it deemed appropriate.

For purposes of rendering the opinion, Goldman Sachs, with the Company’s consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, it, without assuming any responsibility for independent verification thereof. In that regard, Goldman Sachs assumed, with the Company’s consent, that the Forecasts were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company or any of its subsidiaries and it was not furnished with any such evaluation or appraisal. Goldman Sachs assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the transaction will be obtained without any adverse effect on the expected benefits of the transaction in any way meaningful to its analysis. Goldman Sachs has also assumed that the transaction will be consummated on the terms set forth in the Merger Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to its analysis.

Goldman Sachs’ opinion does not address the underlying business decision of the Company to engage in the transaction or the relative merits of the transaction as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. Goldman Sachs’ opinion addresses only the fairness from a financial point of view to the holders of Shares, as of the date of the opinion, of the $2.45 per Share in cash to be paid to such holders pursuant to the Merger Agreement. Goldman Sachs’ opinion does not express any view on, and does not address, any other term or aspect of the Merger Agreement or the transaction or any term or aspect of any other agreement or instrument contemplated by the Merger Agreement or entered into or amended in connection with the transaction, including the fairness of the transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons in connection with the transaction, whether relative to the $2.45 per Share in cash to be paid to the holders of Shares pursuant to the Merger Agreement or otherwise. In addition, Goldman Sachs does not express any opinion on the impact of the transaction on the solvency or viability of the Company or Parent or the ability of the Company or Parent to pay their respective obligations when they come due.

Goldman Sachs’ opinion was necessarily based on economic, monetary market and other conditions, as in effect on, and the information made available to it as of the date of the opinion and Goldman Sachs assumed no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of its opinion. Goldman Sachs’ opinion is provided for the information and assistance of the Board in connection with its consideration of the transaction and such opinion does not constitute a recommendation as to whether or not to tender Shares in the tender offer or any other matter. Goldman Sachs’ opinion was approved by a fairness committee of Goldman Sachs.

The following is a summary of the material financial analyses delivered by Goldman Sachs to the Board in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before October 17, 2013, the last trading day before the date of the opinion described above, and is not necessarily indicative of current market conditions.

Historical Stock Trading Analysis. Goldman Sachs analyzed the consideration to be paid to holders of Shares pursuant to the Merger Agreement in relation to the 52-week low price of the Shares, one-month volume weighted average price and three-month volume weighted average price, in each case of the applicable period ended October 17, 2013, and the spot price before contacting buyers (as of May 1, 2013), in each case as a premium to the Share price and a premium to the implied enterprise value (calculated by subtracting from the Company’s implied market capitalization the amount of the Company’s cash, cash equivalents and marketable securities per management).

This analysis indicated that the price per Share to be paid to the Company stockholders pursuant to the Merger Agreement represented:

•	a premium of 3.8% based on the closing market price on October 17, 2013 of $2.36 per Share and 10.3% on an implied enterprise value basis;

•	a premium of 28.9% based on the 52-week low closing price of $1.90 and 166.0% on an implied enterprise value basis;

•	a premium of 5.8% based on the latest one-month volume weighted average closing market price of $2.32 per Share and 16.3% on an implied enterprise value basis;

•	a premium of 6.7% based on the latest three-month volume weighted average closing market price of $2.30 per Share and 19.0% on an implied enterprise value basis; and

•	a premium of 21.9% based on the spot price before contacting buyers (as of May 1, 2013) of $2.01 per Share and 99.7% on an implied enterprise value basis.

Illustrative Present Value of Future Share Price Analysis. Goldman Sachs performed an illustrative analysis of the implied present value of the future price per Share, which is designed to provide an indication of the present value of a theoretical future value of a company’s equity as a function of such company’s estimated future earnings and its assumed price to future earnings per Share multiple. For this analysis, Goldman Sachs used the Forecasts for each of the calendar years 2015 through 2017. Goldman Sachs first calculated the implied values per Share as of December 31 for each of the calendar years 2014 through 2016, by applying illustrative price to one-year forward earnings per Share multiples of 12.0x to 18.0x to earnings per Share estimates for each of the calendar years 2015 through 2017, and then discounted these theoretical future values of the Company’s equity on a per Share basis to present values to June 30, 2013, using an illustrative discount rate of 12.7% reflecting estimates of the Company’s cost of equity and taking into account a size premium.

The following table presents the results of this analysis:

	Illustrative 1-Year Forward P/E
	12.0x	14.0x	16.0x	18.0x
2015	$0.72	$0.84	$0.96	$1.07
2016	$0.63	$0.73	$0.84	$0.94
2017	$0.68	$0.79	$0.91	$1.02

Goldman Sachs then calculated the implied values per Share as of December 31 for each of the calendar years 2014 through 2016, by applying illustrative price to one-year forward cash adjusted earnings per Share multiples of 8.0x to 14.0x to cash adjusted earnings per Share estimates for each of the calendar years 2015 through 2017, and then discounted these theoretical future values of the Company’s equity on a per Share basis to present values to June 30, 2013, using an illustrative discount rate of 12.7% reflecting estimates of the Company’s cost of equity and taking into account a size premium. Cash adjusted earnings per Share was calculated for this purpose by subtracting tax-adjusted interest income earned per Share from unadjusted earnings per Share, and implied values per Share were then calculated using cash adjusted earnings per Share multiplied by cash adjusted earnings per Share multiples and adding the applicable net cash balance from the Forecasts.

The following table presents the results of this analysis:

	Illustrative 1-Year Forward Adj. P/E
	8.0x	10.0x	12.0x	14.0x
2015	$1.59	$1.70	$1.81	$1.92
2016	$1.42	$1.51	$1.61	$1.70
2017	$1.40	$1.51	$1.61	$1.71

Goldman Sachs then calculated the implied values per Share as of December 31 for each of the calendar years 2014 through 2016, by applying illustrative implied enterprise value to one-year forward EBITDA multiples of 3.0x to 7.0x to EBITDA estimates and illustrative implied enterprise value to one-year forward revenue multiples of 0.2x to 0.5x, in each case for each of the calendar years 2015 through 2017, adding the applicable end of year cash balance from the Forecasts, dividing by an assumed diluted Share count of 363.7 million provided by management and then discounting these theoretical future values of the Company’s equity on a per Share basis to present values to June 30, 2013, using an illustrative discount rate of 12.7% reflecting estimates of the Company’s cost of equity and taking into account a size premium.

The following table presents the results of this analysis:

	Illustrative 1-Year Forward Enterprise Value/Revenue
	0.20x	0.30x	0.40x	0.50x
2015	$1.58	$1.79	$1.99	$2.20
2016	$1.41	$1.59	$1.77	$1.95
2017	$1.31	$1.48	$1.64	$1.80

	Illustrative 1-Year Forward Enterprise Value/EBITDA
	3.0x	4.3x	5.7x	7.0x
2015	$1.57	$1.76	$1.94	$2.12
2016	$1.39	$1.55	$1.71	$1.86
2017	$1.30	$1.43	$1.57	$1.70

Illustrative Discounted Cash Flow Analysis. Goldman Sachs performed an illustrative discounted cash flow analysis on the Company using the Forecasts, the Company’s cash balance and basic Share count as of June 28, 2013, and an assumed present value of the Company’s tax carryforwards of $0.10 per Share. Goldman Sachs calculated implied prices per Share using illustrative terminal values in the year 2017 based on perpetuity growth rates ranging from (2.0)% to 2.0% to terminal year projected free cash flow and illustrative discount rates ranging from 16.6% to 20.6%. This analysis resulted in a range of implied present values per Share of $1.74 to $1.79.

Selected Companies Analysis. Goldman Sachs reviewed and compared certain financial information for the Company to corresponding financial information, ratios and public market multiples for the following publicly traded corporations in the technology industry, separated into the Mid-Cap group, the Large-Cap group and the Historically Declining Revenue group (collectively referred to as the “selected companies”):

Mid-Cap Group

•	ADTRAN Inc.

•	ADVA International Inc.

•	Alcatel-Lucent USA Inc.

•	Calix, Inc.

•	Ciena Corp.

•	Harmonic Inc.

•	Infinera Corp.

•	Sonus Networks Inc.

Large-Cap Group

•	Cisco Systems, Inc.

•	Ericsson

•	Juniper Networks Inc.

•	Motorola Solutions, Inc.

Historically Declining Revenue Group

•	Alcatel-Lucent

•	Blackberry (Blackberry market data and projections as of September 22, 2013, one day prior to the announcement of the sale of the company to a consortium of investors)

•	Nokia (Nokia market data and projections as of September 1, 2013, one day prior to announcement of the sale of the Devices & Services Business to Microsoft)

Although none of the selected companies is directly comparable to the Company, the companies included were chosen because they are publicly traded companies with operations that for purposes of analysis may be considered similar to certain operations of the Company.

Goldman Sachs also calculated and compared various financial multiples and ratios based on financial data as of October 17, 2013, information it obtained from SEC filings and estimates from the Institutional Brokers Estimates System (“IBES”). The multiples and ratios of the Company were based on the median of IBES estimates and based on the Forecasts. The multiples and ratios for each of the selected companies were based on the most recent publicly available information. With respect to the selected companies, Goldman Sachs calculated:

•	enterprise value, which is the market value of common equity plus the book value of debt, minority stock and preferred stock, less cash, as a multiple of estimated calendar year 2013 and 2014 revenue; and

•	enterprise value as a multiple of estimated calendar year 2013 and 2014 earnings before interest, taxes and depreciation and amortization, or EBITDA.

The results of these analyses are summarized as follows:

Enterprise value as a multiple of:	Mid-Cap Group		Large-Cap Group		Historically Declining Revenue		Company (IBES/Mgmt)
	Range	Median	Range	Median	Range	Median
CY 2013E Revenue	0.55x-2.54x	1.51x	1.02x-1.85x	1.80x	0.14x-0.55x	0.31x	0.37x/0.36x
CY 2014E Revenue	0.54x-2.40x	1.37x	0.98x-1.76x	1.71x	0.17x-0.54x	0.31x	0.37x/0.35x
CY 2013E EBITDA	5.2x-19.5x	14.7x	6.0x-9.1x	8.2x	1.5x-9.4x	5.0x	11.5x/11.9x
CY 2014E EBITDA	4.4x-17.6x	11.3x	5.6x-8.4x	7.0x	1.4x-6.6x	4.0x	5.9x/6.5x

Goldman Sachs also calculated the selected companies’ calendar year estimated 2013 and 2014 price/earnings ratios. The following table presents the results of this analysis:

Price /	Mid-Cap Group		Large-Cap Group		Historically Declining Revenue		Company (IBES/Mgmt)
Earnings Ratio	Range	Median	Range	Median	Range	Median
CY 2013E EPS	25.6x-173.5x	37.4x	11.1x-19.4x	15.6x	Not meaningful	Not meaningful	Not meaningful
CY 2014E EPS	16.6x-69.4x	24.8x	10.5x-15.5x	14.9x	22.5x	22.5x	39.3x/55.5x

Goldman Sachs also calculated latest twelve months EBIT and EBITDA margins, the estimated 5-year EPS CAGR, and the CAGR of revenue from calendar year 2012 to estimated calendar year 2014.

The following table presents the results of this analysis:

	Mid-Cap Group		Large-Cap Group		Historically Declining Revenue		Company
	Range	Median	Range	Median	Range	Median	(IBES/Mgmt)
5-Year EPS CAGR	(6.4)%-20.0%	10.0%	10.0%-23.0%	15.8%	(6.4)%-2.5%	(2.0)%	5.0%/5.0%
LTM EBITDA Margins	(6.5)%-8.9%	5.8%	7.7%-27.8%	16.6%	6.0%-11.6%	8.8%	0.4%/0.4%
LTM EBIT Margins	(12.2)%-6.5%	(1.8)%	4.0%-23.3%	13.2%	(4.6)%-4.7%	2.3%	(4.2)%/(4.2)%
CY12-CY14 Revenue CAGR	(2.6)%-17.5%	7.5%	2.0%-5.7%	3.9%	(9.8)%-1.5%	(8.6)%	(9.7)%/(7.8)%

Analysis at Various Prices. Goldman Sachs performed certain analyses, based on Forecasts and IBES estimates. Assuming the per-Share value of the consideration of $2.45 offered pursuant to the Merger Agreement, Goldman Sachs calculated the Company’s implied equity value (on a diluted basis) and implied enterprise value, the ratio of implied enterprise value to revenues and the ratio of implied enterprise value to EBITDA. The following table presents the results of Goldman Sachs’ analysis:

Closing Price on October 17, 2013
Price per Share	$2.45
Implied equity value	$891 million
Implied enterprise value	$349 million

Forecasts
2013 Enterprise Value/Non-GAAP EBITDA	13.1x
2014 Enterprise Value/Non-GAAP EBITDA	7.1x
2015 Enterprise Value/Non-GAAP EBITDA	5.8x
2013 Enterprise Value/Revenue	0.4x
2014 Enterprise Value/Revenue	0.4x
2015 Enterprise Value/Revenue	0.4x

IBES Estimates
2013 Enterprise Value/Non-GAAP EBITDA	12.7x
2014 Enterprise Value/Non-GAAP EBITDA	6.5x
2013 Enterprise Value/Revenue	0.4x
2014 Enterprise Value/Revenue	0.4x

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to the Company or the contemplated transaction.

Goldman Sachs prepared these analyses for purposes of Goldman Sachs’ providing its opinion to the Board as to the fairness from a financial point of view to the holders of Shares of the $2.45 per Share in cash to be paid to such holders pursuant to the Merger Agreement. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of the Company, Parent, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.

The $2.45 per Share in cash to be paid to the holders of Shares was determined through arm’s-length negotiations between the Company and Parent and was approved by the Board. Goldman Sachs provided advice to the Company during these negotiations. Goldman Sachs did not, however, recommend any specific amount of consideration to the Company or the Board or that any specific amount of consideration constituted the only appropriate consideration for the transaction.

As described above, Goldman Sachs’ opinion to the Board was one of many factors taken into consideration by the Board in making its determination to recommend that the Company’s stockholders tender their Shares pursuant to the Offer. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Annex A.

Goldman Sachs and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs and its affiliates and employees, and funds or other entities in which they invest or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, Parent, any of their respective affiliates and third parties, including Marlin and Marlin’s portfolio companies and any of their respective affiliates, or any currency or commodity that may be involved in the transaction contemplated by the Merger Agreement for the accounts of Goldman Sachs and its affiliates and employees and their customers. Goldman Sachs acted as financial advisor to the Company in connection with, and participated in certain of the negotiations leading to, the transactions contemplated by the Merger Agreement. Goldman Sachs has provided certain investment banking services to the Company and its affiliates from time to time for which the Investment Banking Division of Goldman Sachs has received, and may receive, compensation. During the two-year period ended October 18, 2013, Goldman Sachs also has provided certain investment banking services to Parent and its affiliates from time to time, none of which related to the transaction or involved the Investment Banking Division of Goldman Sachs receiving compensation. Goldman Sachs may also in the future provide investment banking services to the Company, Parent, Sponsor and its portfolio companies and their respective affiliates for which the Investment Banking Division of Goldman Sachs may receive compensation. As of October 18, 2013, (i) funds managed by an affiliate of Goldman Sachs (“GS Managed Funds”), which except to the extent indicated in clause (ii) below are for the benefit of third party investors, owned limited partnership interests representing approximately 11% of the capital commitments to Fund III, a party to each of the Guaranty and the Sponsor Commitment Agreement, and (ii) affiliates of Goldman Sachs and employees of Goldman Sachs and its affiliates held certain of the limited partnership interests in the GS Managed Funds (resulting in Goldman Sachs and such affiliates and employees of Goldman, Sachs & Co. and its affiliates having a less than 0.21% aggregate indirect ownership interest in Fund III).

The Board selected Goldman Sachs as its financial advisor given, among other things, Goldman Sachs’ reputation, knowledge of the Company and the industry and experience with transactions similar to those contemplated by the Board. Pursuant to a letter agreement dated May 31, 2013 (the “Engagement Letter”), the Company engaged Goldman Sachs to act as its financial advisor in connection with the possible sale of all or 20% or more of the Company. For a description of the terms of Goldman Sachs’ engagement as the Company’s financial advisor, see the discussion set forth in Item 5 below.

Forward-Looking Financial Information

The Company does not as a matter of general practice make public detailed projections as to its anticipated financial position or results of operations due to the unpredictability of the underlying assumptions and estimates inherent in preparing financial projections, other than providing, from time to time, estimated ranges of certain expected financial results and operational metrics in its regular earnings press releases and other investor material. In connection with the evaluation of a possible transaction, the Company’s management prepared and provided to the Board and Goldman Sachs forward-looking financial information for years 2013 through 2017 based upon projections developed by the Company. These projections were shared with the Board on April 30, 2013 and are referred to in this Schedule 14D-9 as the “initial base case projections.” In addition to the initial base case projections, the Company’s management prepared two alternative cases of financial projections (one of which is referred to in this Schedule 14D-9 as the “downside case projections” and the other of which is referred to in this Schedule 14D-9 as the “upside case projections”), both of which were also shared with the Board on April 30, 2013. Subsequently, the Company’s management prepared and provided to the Board and Goldman Sachs refined versions of the initial base case projections. These refined versions were shared with the Board on October 18, 2013 and are referred to in this Schedule 14D-9 as the “refined base case projections” or the “Forecasts” (and, together with the initial base case projections, are referred to as the “base case projections”). The base case projections, together with the upside case projections and the downside case projections, are referred to in this Schedule 14D-9 as the “financial projections.” All of the projections are summarized below. The downside case projections and the upside case projections were not subsequently refined.

None of the financial projections were intended for public disclosure. Nonetheless, a summary of the financial projections is included in this Schedule 14D-9 only because certain of the financial projections were made available to the Board, Goldman Sachs and Marlin. The inclusion of the financial projections in this Schedule 14D-9 does not constitute an admission or representation by the Company that the information is material.

The financial projections are unaudited and were not prepared with a view toward public disclosure or compliance with the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information or United States generally accepted accounting principles (which is referred to in this Schedule 14D-9 as “GAAP”) or the published guidelines of the SEC regarding projections and the use of non-GAAP financial measures. They were, in general, prepared solely for certain uses by each of the Company’s management, the Board and Goldman Sachs. Neither the Company’s independent auditors, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the financial projections, nor have they expressed any opinion or any other form of assurance on the financial projections or their achievability, and they assume no responsibility for, and disclaim any association with, the financial projections.

In the view of the Company’s management, the base case projections were prepared on a reasonable basis and reflected the best available estimates and judgments at the time of their preparation and presented at the time of their preparation, in the view of the Company’s management, a reasonable projection of the future financial performance of the Company. In the view of the Company’s management, the downside case projections and the upside case projections reflected various estimates, judgments and assumptions that the Company’s management made in good faith when preparing such case projections with the intention of reflecting the possible downside and upside potential future financial performance of the Company, not the most likely future financial performance of the Company (which was instead intended to be reflected in the base case projections). In the view of the Company’s management, it was unlikely that the Company would actually achieve the results reflected in the downside case projections or the upside case projections. The financial projections have not been updated, are not facts and should not be relied upon as being indicative of future results, and you are cautioned not to rely on the financial projections. Some or all of the assumptions that have been made in connection with the preparation of the financial projections may have changed since the date the financial projections were prepared. Neither the Company nor any of its affiliates assumes any responsibility for the validity, reasonableness, accuracy or completeness of the financial projections. Neither the Company nor any of its affiliates intends to, and each of them disclaims any obligation to, update, revise or correct the financial projections if any or all of them have become, are or become inaccurate (even in the short term) since the time of their preparation. These considerations should be taken into account in reviewing the financial projections, which were prepared as of an earlier date.

The Company’s management prepared the upside case projections to reflect a possible upside case for the future financial performance of the Company and used more positive assumptions than those made in the base case projections, and the Company’s management prepared the downside case projections to reflect a possible downside case for the future financial performance of the Company and used more negative assumptions than those made in the base case projections. Goldman Sachs used the refined base case projections for purposes of the financial analyses summarized in that section above entitled “—Opinion of the Company’s Financial Advisor” because in the view of the Company’s management such projections were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company.

Because the financial projections reflect subjective judgment in many respects, they are susceptible to multiple interpretations and frequent revisions based on actual experience and business developments. The financial projections also cover multiple years, and such information by its nature becomes less predictive with each succeeding year. The financial projections constitute forward-looking information and are subject to a wide variety of significant risks and uncertainties that could cause the actual results to differ materially from the projected results, including, but not limited to, the factors described in the section entitled “Risk Factors” in the Company’s annual report on Form 10-K for the year ended December 28, 2012 and the Company’s quarterly report on Form 10-Q for the quarter ended September 27, 2013 and in the Company’s other filings with the SEC. For additional information on factors that may cause the Company’s future financial results to materially vary from the projected results summarized below, see the section below entitled “Cautionary Statement Regarding Forward-Looking Statements.” Accordingly, there can be no assurance that the projected results summarized below are indicative of the future performance of the Company or that actual results will not differ materially from the projected results summarized below, and the financial projections cannot be considered a guarantee of future operating results and should not be relied upon as such.

The financial projections should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding the Company contained in the Company’s public filings with the SEC. The financial projections do not take into account any circumstances or events occurring after the date they were prepared, including the Offer and the Merger. Further, the financial projections do not take into account the effect of any failure of the Offer and the Merger to be consummated and should not be viewed as accurate or continuing in that context.

Non-GAAP financial measures such as earnings before interest and taxes (“EBIT”), earnings before interest, taxes, depreciation and amortization (“EBITDA”) and unlevered free cash flow should not be considered in isolated form, or as a substitute for, financial information presented in accordance with GAAP, and non-GAAP financial measures as used by the Company may not be comparable to similarly titled amounts used by other companies.

Financial Projections

The information set forth in the tables below was shared with Goldman Sachs and the Board. The Company provided the same information to Marlin, except that (i) with respect to the initial base case projections, the upside case projections and the downside case projections, Marlin was not provided with unlevered free cash flow or earnings per share projections and the projections provided to Marlin only included years 2013 to 2015 and (ii) with respect to the refined base case projections, Marlin was not provided with gross profit or earnings per share projections. In addition, in October 2013, Marlin received an estimated revenue forecast for 2013, based on actual results for the first eight months of 2013, and this forecast projected that the Company’s revenue for fiscal year 2013 would be $826 million.

Initial Base Case Projections

The initial base case projections reflect various estimates and assumptions made by the Company, all of which are difficult to predict and many of which are beyond the Company’s control, including, among others, the following assumptions:

•	revenue from the Company’s access business declines slightly in 2015, with a larger decline in 2016 and a slower decline in 2017;

•	revenue from the Company’s data business declines slightly each year through 2017;

•	revenue from the Company’s optical business grows moderately in 2014 and 2015, with slower growth in 2016 and 2017;

•	total revenue decreases from $894 million in 2014 to $890 million in 2017; and

•	EBITDA decreases from $49 million in 2014 to $48 million in 2017.

The following table summarizes the initial base case projections that were provided to the Board and Goldman Sachs.

Selected Unaudited Initial Base Case Projections

	2013E	2014E	2015E	2016E	2017E
	(in millions, except per share data)
Total Revenue	$871	$894	$903	$890	$890
Gross Profit	320	329	340	333	332
EBIT	(12)	13	23	21	20
EBITDA	26	49	53	49	48
Unlevered Free Cash Flow	3	16	17	14	13
Capital Expenditures	26	27	27	27	27
Earnings Per Share	(0.02)	0.04	0.07	0.07	0.06

Upside Case Projections

The upside case projections reflect various estimates and assumptions made by the Company, all of which are difficult to predict and many of which are beyond the Company’s control, including, among others, the following assumptions:

•	revenue from the Company’s access business grows moderately in 2014, with a decline in 2015 and 2016 and a return to small growth in 2017;

•	revenue from the Company’s data business declines slightly in 2014 with a return to growth in each year through 2017;

•	revenue from the Company’s optical business grows moderately in 2014 and 2015, with slower growth in 2016 and 2017;

•	total revenue increases from $950 million in 2014 to $1,039 million in 2017; and

•	EBITDA increases from $67 million in 2014 to $98 million in 2017.

The following table summarizes the upside case projections that were shared with the Board and Goldman Sachs.

Selected Unaudited Upside Case Projections

	2013E	2014E	2015E	2016E	2017E
	(in millions, except per share data)
Total Revenue	$896	$950	$998	$1,012	$1,039
Gross Profit	332	353	388	398	414
EBIT	0	28	54	59	66
EBITDA	37	67	87	91	98
Unlevered Free Cash Flow	7	26	36	38	43
Capital Expenditures	27	29	30	30	31
Earnings Per Share	0.01	0.09	0.16	0.17	0.19

Downside Case Projections

The downside case projections reflect various estimates and assumptions made by the Company, all of which are difficult to predict and many of which are beyond the Company’s control, including, among others, the following assumptions:

•	revenue from the Company’s access business declines in 2014 and 2015, with a slower decline in 2016 and 2017;

•	revenue from the Company’s data business declines each year through 2017;

•	revenue from the Company’s optical business has a small decline in 2015 and 2016 and remains flat in 2017;

•	total revenue decreases $828 million in 2014 to $685 million in 2017; and

•	EBITDA decreases from $36 million in 2014 to $(4) million in 2017.

The following table summarizes the downside case projections that were shared with the Board and Goldman Sachs.

Selected Unaudited Downside Case Projections

	2013E	2014E	2015E	2016E	2017E
	(in millions, except per share data)
Total Revenue	$834	$828	$750	$704	$685
Gross Profit	310	308	277	251	241
EBIT	(18)	3	(14)	(23)	(25)
EBITDA	19	36	11	(1)	(4)
Unlevered Free Cash Flow	(0)	9	(7)	(14)	(16)
Capital Expenditures	25	25	22	21	21
Earnings Per Share	(0.04)	0.02	(0.03)	(0.05)	(0.06)

Refined Base Case Projections

The refined base case projections reflect the assumptions described above with respect to the initial base case projections, except that the refined base case projections reflect refined assumptions regarding the following cash flow items: depreciation, stock-based compensation expense, restructuring payments and changes in working capital.

The following table summarizes the refined base case projections that were provided to the Board and Goldman Sachs.

Selected Unaudited Refined Base Case Projections

	2013E	2014E	2015E	2016E	2017E
	(in millions, except per share data)
Total Revenue	$871	$894	$903	$890	$890
Gross Profit	320	329	340	333	332
EBIT	(12)	13	23	23	29
EBITDA	27	49	60	57	56
Unlevered Free Cash Flow	(13)	(9)	14	20	14
Capital Expenditures	26	27	27	27	27
Earnings Per Share	(0.02)	0.04	0.07	0.07	0.09

Item 5.	Persons/Assets, Retained, Employed, Compensated or Used.

Goldman Sachs

Pursuant to the Engagement Letter, the Company engaged Goldman Sachs to act as its financial advisor in connection with the possible sale of all or 20% or more of the Company. Pursuant to the terms of the Engagement Letter, the Company agreed to pay Goldman Sachs an initial fee of $1 million upon the execution of the Engagement Letter (the “Initial Fee”) and a transaction fee contingent upon the consummation of the sale of 20% or more of the Company’s assets or outstanding Shares in one or a series of transactions, which is approximately $11 million in connection with the transactions contemplated by the Merger Agreement and against which the Initial Fee is creditable. In addition, the Company has agreed to reimburse Goldman Sachs for certain of its expenses, including attorneys’ fees, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws. The Board chose to engage Goldman Sachs given, among other things, Goldman Sachs’ reputation, knowledge of the Company and the industry, and experience with transactions similar to those contemplated by the Board.

Innisfree M&A Incorporated

On October 7, 2013, the Company entered into an agreement with Innisfree M&A Incorporated (“Innisfree”) for consulting, analytic and stock monitoring services in connection with the proposed transaction. The Company has agreed to pay customary compensation for such services. In addition, the Company has agreed to reimburse Innisfree for certain expenses and to indemnify Innisfree against certain liabilities arising out of or in connection with its engagement.

Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to directly or indirectly employ, retain or compensate any person to make solicitations or recommendations on its behalf with respect to the Offer.

Item 6.	Interest in Securities of the Subject Company.

During the past 60 days, except for scheduled vesting of outstanding equity awards and issuances by the Company of Shares with respect thereto, (i) to the Company’s knowledge, no transactions with respect to the Shares have been effected by any of the Company’s directors, executive officers or affiliates, (ii) no transactions with respect to the Shares have been effected by any of the Company’s subsidiaries and (iii) the following repurchases of Shares have been effected by the Company to cover minimum withholding taxes on Shares issued under employee stock plans (established under Rule 10b5-1 of the Exchange Act):

Date	Number of Shares	Price per Share
8/3/2013	16,175	$2.29
8/6/2013	1,527	2.22
8/8/2013	783	2.33
9/4/2013	2,213	2.27
9/6/2013	627	2.37
10/1/2013	1,153	2.37
10/3/2013	627	2.30
10/4/2013	830	2.33
10/29/2013	60	2.45

Item 7.	Purposes of the Transaction and Plans or Proposals.

Subject Company Negotiations

Except as otherwise set forth in this Schedule 14D-9 (including in the Exhibits to this Schedule 14D-9) or as incorporated in this Schedule 14D-9 by reference, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to (a) a tender offer for, or other acquisition of, Shares by the Company, any of its subsidiaries or any other person, (b) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (c) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries or (d) any material change in the present dividend rate or policy, or indebtedness or capitalization, of the Company.

The Company has agreed that from the date of the Merger Agreement until the earlier of the time at which Purchaser accepts for payment all Shares that Purchaser becomes obligated to purchase pursuant to the Offer and the termination of the Merger Agreement (a) the Company will, and will cause its subsidiaries and certain of its representatives to, cease any solicitations, discussions or negotiations with any persons that may be ongoing with respect to any competing proposal and (b) the Company will not, and will cause its subsidiaries and certain of its representatives not to, initiate, solicit or knowingly encourage or facilitate the submission of a competing proposal, furnish any non-public information regarding the Company or any of its subsidiaries to any third party in connection with a competing proposal or participate in any discussion or negotiations with any third party with respect to a competing proposal. In addition, the Company has agreed to certain procedures that it must follow in the event the Company receives an unsolicited competing proposal. The information set forth in Section 11 of the Offer to Purchase under the heading “The Merger Agreement; Other Agreements—Merger Agreement—Acquisition Proposals” is incorporated herein by reference.

Except as set forth in this Schedule 14D-9 (including in the Exhibits to this Schedule 14D-9) or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of the Board, agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in this Item 7.

Item 8.	Additional Information.

Regulatory Approvals

United States

The Offer is conditioned on satisfaction of the condition that any applicable waiting period (or any extensions thereof) under the HSR Act relating to the purchase of Shares pursuant to the Offer or the consummation of the Merger shall have expired or been terminated (the “Regulatory Condition”). To satisfy the Regulatory Condition, the parties were required to make pre-merger notification filings with the Premerger Notification Office of the United States Federal Trade Commission (the “FTC”) and the Antitrust Division of the Department of Justice (“Antitrust Division”).

Antitrust

Under the HSR Act, certain acquisition transactions may not be consummated unless certain information and documentary materials have been furnished to the FTC and the Antitrust Division and certain waiting period requirements have been satisfied. The requirements of the HSR Act apply to the acquisition of Shares in the Offer and the Merger. See “Section 16—Certain Legal Matters; Regulatory Approvals—Antitrust Compliance” in the Offer to Purchase.

Under the HSR Act, the initial waiting period for a cash tender offer is 15 days. However, this period may be shortened if the reviewing agency grants “early termination” of the waiting period, and this period may be extended if either (a) the acquiring person voluntarily withdraws and re-files to allow a second 15-day waiting period or (b) the reviewing agency issues a formal request for additional information and documentary material.

On October 21, 2013, Parent filed a Premerger Notification and Report Form with the FTC and the Antitrust Division for review in connection with the Offer. Consequently, the required waiting period with respect to the Offer was initially set to expire at 11:59 p.m., New York City time, on November 5, 2013, unless earlier terminated or extended. On October 24, 2013, the Company filed a Premerger Notification and Report Form with the FTC and the Antitrust Division in response to Parent’s filing. On October 29, 2013, Parent and the Company were notified that the Antitrust Division and the FTC have granted early termination of the required waiting period under the HSR Act with respect to the Offer and the Merger. Accordingly, the Regulatory Condition has been satisfied.

The FTC and the Antitrust Division may further consider the legality under the antitrust laws of Purchaser’s proposed acquisition of Shares pursuant to the Offer. At any time before or after Purchaser’s acceptance for payment of Shares pursuant to the Offer, if the Antitrust Division or the FTC believes that the Offer would violate the U.S. federal antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the FTC and the Antitrust Division have the authority to challenge the transaction by seeking a federal court order enjoining the transaction or, if Shares have already been acquired, requiring disposition of such Shares, or the divestiture of substantial assets of Parent, Purchaser, the Company or any of their respective subsidiaries or affiliates. U.S. state attorneys general and private persons may also bring legal action under the antitrust laws seeking similar relief or seeking conditions to the completion of the Offer. Although the Company believes that the consummation of the Offer will not violate any U.S. federal or state antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. If any such action is threatened or commenced by the FTC, the Antitrust Division or any state or any other person, Purchaser may not be obligated to consummate the Offer or the Merger. See “Section 15—Certain Conditions of the Offer” in the Offer to Purchase.

Other Jurisdictions

The Company and certain of its subsidiaries and affiliates and certain affiliates of Parent conduct business in several foreign countries where regulatory filings or approvals may be required or desirable in connection with the closing of the Offer or the Merger. In addition to the aforementioned filings pursuant to the HSR Act, Parent (together with the Company, as applicable) has made pre-merger filings under the competition and foreign investment laws of Germany and Parent (together with the Company, as applicable) intends to make pre-merger filings under the competition laws of Russia and South Africa. However, Purchaser’s obligation to accept for payment and pay for Shares tendered to Purchaser in the Offer is not conditioned on obtaining approval in any of these jurisdictions.

Notice of Appraisal Rights

Holders of Shares will not have appraisal rights in connection with the Offer. However, if Purchaser purchases Shares in the Offer, and the Merger is effected, holders of Shares immediately prior to the Effective Time who did not tender such Shares and who otherwise complied with the applicable statutory procedures under Section 262 of the DGCL will be entitled to appraisal rights in connection with the Merger under Section 262 of the DGCL.

The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this Schedule 14D-9 as Annex B. All references in Section 262 of the DGCL and in this summary to a “stockholder” are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are asserted. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. Stockholders should carefully review the full text of Section 262 of the DGCL as well as the information discussed below.

Under the DGCL, if the Merger is effected, holders of Shares immediately prior to the Effective Time and who (i) did not tender such Shares in the Offer; (ii) follow the procedures set forth in Section 262 of the DGCL; and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have such Shares appraised by the Delaware Court of Chancery and to receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, as determined by such court. The “fair value” could be greater than, less than or the same as the Offer Price or the Merger Consideration.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, is required to notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and is required to include in such notice a copy of Section 262. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Shares who wishes to exercise such appraisal rights, or who wishes to preserve such holder’s right to do so, should review the following discussion and Annex B carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

If a stockholder elects to exercise appraisal rights under Section 262 of the DGCL with respect to Shares held immediately prior to the Effective Time, such stockholder must do all of the following:

•	within the later of the consummation of the Offer and 20 days after the date of mailing of this notice, demand in writing appraisal of such Shares, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender such Shares in the Offer; and

•	continuously hold of record such Shares from the date on which the written demand for appraisal is made through the Effective Time.

Written Demand by the Record Holder

All written demands for appraisal should be addressed to Tellabs, Inc., One Tellabs Center, 1415 West Diehl Road, Naperville, Illinois 60563, attention: General Counsel. The written demand for appraisal must be executed by or for the record holder of Shares, fully and correctly, as such holder’s name appears on the certificate(s) for the Shares owned by such holder. If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

A beneficial owner of Shares held in “street name” who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the Shares. If Shares are held through a brokerage firm, bank or other nominee who in turn holds the Shares through a central securities depository nominee, such as Cede & Co., a demand for appraisal of such Shares must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds Shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the Shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of the Shares, which may be a central securities depository nominee if the Shares have been so deposited.

A record holder, such as a broker, bank, fiduciary, depository or other nominee, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand must set forth the number of Shares covered by the demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of the record owner.

Filing a Petition for Appraisal

Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Shares held by all holders who did not tender in the Offer and demanded appraisal of such Shares. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Company is under no obligation to, and has no present intention to, file a petition and holders should not assume that the Company will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 days after a written request therefor has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later.

Notwithstanding the requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a petition for appraisal or request from the Surviving Corporation the statement described in this paragraph.

Upon the filing of such petition by any such holder of Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days after such service to file with the Register in Chancery of the Court of Chancery of the State of Delaware (the “Delaware Register in Chancery”) a duly verified list (the “Verified List”) containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. Upon the filing of any such petition, the Delaware Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the stockholders shown on the Verified List. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Delaware Court of Chancery. The costs of these notices are borne by the Surviving Corporation.

After notice to the stockholders as required by the Delaware Court of Chancery, the Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Court of Chancery may require the stockholders who demanded payment for their Shares to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any stockholder fails to comply with the direction, the Court of Chancery may dismiss the proceedings as to that stockholder.

Determination of Fair Value

After the Delaware Court of Chancery determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through the appraisal proceeding, the Court of Chancery will determine the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment.

In determining fair value, the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger[.]” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion that does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Supreme Court of Delaware also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Stockholders considering appraisal should be aware that the fair value of their Shares as so determined could be more than, the same as or less than the Offer Price or the Merger Consideration and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL. Although the Company believes that the Offer Price (which is equivalent to the Merger Consideration) is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery. Neither Parent nor the Company anticipates offering more than the Offer Price to any stockholder exercising appraisal rights, and Parent and the Company reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Share is less than the Offer Price or the Merger Consideration.

Upon application by the Surviving Corporation or by any holder of Shares entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of Shares whose name appears on the Verified List and, if such Shares are represented by certificates and if so required, who has submitted such stockholder’s certificates of stock to the Delaware Register in Chancery, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights. The Court of Chancery will direct the payment of the fair value of the Shares, together with interest, if any, by the Surviving Corporation to the stockholders entitled thereto. Payment will be so made to each such stockholder upon the surrender to the Surviving Corporation of such stockholder’s certificates. The Court of Chancery’s decree may be enforced as other decrees in such Court may be enforced.

The costs of the action (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Court of Chancery deems equitable. Upon application of a stockholder, the Court of Chancery may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata against the value of all the Shares entitled to appraisal. In the absence of an order, each party bears its own expenses.

Any stockholder who has duly demanded and perfected appraisal rights for Shares in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote such Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date or time prior to the Effective Time.

At any time within 60 days after the Effective Time, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party will have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered in the Merger; after this period, the stockholder may withdraw such stockholder’s demand for appraisal only with the consent of the Company. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the Effective Time, stockholders’ rights to appraisal shall cease, and all holders of Shares will be entitled to receive the Merger Consideration. Inasmuch as the Company has no obligation to file such a petition and has no present intention to do so, any holder of Shares who desires such a petition to be filed is advised to file it on a timely basis. Any stockholder may withdraw such stockholder’s demand for appraisal by delivering to the Company a written withdrawal of its demand for appraisal and acceptance of the Merger Consideration, except that (i) any such attempt to withdraw made more than 60 days after the Effective Time will require written approval of the Company and (ii) no appraisal proceeding in the Delaware Court of Chancery shall be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just. However, notwithstanding the foregoing, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw such stockholder’s demand for appraisal and accept the terms offered upon the Merger within 60 days after the Effective Time.

If you wish to exercise your appraisal rights, you must not tender your Shares in the Offer, and you must strictly comply with the procedures set forth in Section 262 of the DGCL. If you fail to take any required step in connection with the exercise of appraisal rights, it will result in the termination or waiver of your appraisal rights.

The foregoing summary of the rights of the Company’s stockholders to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by the stockholders of the Company desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex B to this Schedule 14D-9.

State Takeover Laws

A number of states (including Delaware, where the Company is incorporated) have adopted takeover laws and regulations that purport, to varying degrees, to be applicable to attempts to acquire securities of corporations that are incorporated in such states or that have substantial assets, stockholders, principal executive offices or principal places of business therein.

Section 203 of the DGCL prohibits an “interested stockholder” (generally defined as a person who, together with its affiliates and associates, beneficially owns 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (which includes a merger, consolidation, a sale of a significant amount of assets and a sale of stock) with certain Delaware corporations for three years following the time such person became an interested stockholder, unless:

(a) before such person became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became an interested stockholder;

(b) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding, only for purposes of determining the number of shares of voting stock outstanding (but not for determining the number of shares of outstanding voting stock owned by the interested stockholder), stock held (x) by directors who are also officers and (y) by employee stock plans that do not allow plan participants to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or

(c) following the transaction in which such person became an interested stockholder, the business combination is (i) approved by the board of directors of the corporation and (ii) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2⁄3% of the outstanding voting stock of the corporation which is not owned by the interested stockholder.

In connection with its approval of the Merger Agreement, the Offer and the Merger, the Board, for purposes of Section 203 of the DGCL and the requirements of any “moratorium,” “control share acquisition,” “fair price,” “supermajority,” “affiliate transactions” or “business combination statute or regulation” or other similar anti-takeover laws or regulations or other takeover laws and regulations of any state, adopted a resolution approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger.

Stockholder Approval Not Required

Neither Parent nor Purchaser is, nor at any time for the past three years has been, an “interested stockholder” of the Company as defined in Section 203 of the DGCL. Because the Merger will be consummated in accordance with Section 251(h) of the DGCL, no stockholder vote will be necessary to effect the Merger.

Certain Litigation

On October 21, 2013, a putative class action lawsuit (Freedman v. Tobkin, et al., Case No.: 2013L000994) was filed in the Circuit Court for the Eighteenth Judicial Circuit, DuPage County, Illinois, Chancery Division, against the Company, the members of the board of directors of the Company, Parent, Purchaser and Marlin. The Complaint alleges that the Company’s directors breached their fiduciary duties for, among other things, allegedly (i) failing to take steps to maximize the value of the Company to its public stockholders, (ii) taking steps to avoid competitive bidding and to give Marlin an unfair advantage, (iii) failing to properly value the Company and its various asset and operations, (iv) failing to provide stockholders with material information, and (v) ignoring or not protecting against purported conflicts of interests resulting from the directors’ own interests. The Complaint also alleges that Parent, Purchaser and Marlin aided and abetted those alleged breaches of fiduciary duties by the Company’s directors. The Complaint seeks, among other things, declaration of the action as a proper class action and certifying the plaintiff as a representative of the class and plaintiff’s counsel as class counsel; injunctive relief; an accounting of all shares, money and other value improperly received from the Company; disgorgement of all property and profits defendants received as a result of their wrongful conduct, and imposition of a constructive trust on all such property; damages, including rescissory damages, in favor of plaintiff and the class, jointly and severally, together with interest thereon; and fees and costs associated with the litigation.

On October 22, 2013 an additional complaint, Phelps v. Tellabs, Inc., et al., Case No. 2013L000999, was filed in the Circuit Court for the Eighteenth Judicial Circuit, DuPage County, Illinois, and two complaints (Englehart v. Hedfors, et al., Case No. 13 CH 23886, and City of Lakeland and Employees Pension Plan v. Tellabs, Inc., et al., Case No. 13 CH 23890) were filed in the Circuit Court of Cook County, Illinois, Chancery Division. On October 23, 2013 and October 28, 2013, respectively, two additional complaints captioned Mehta v. Tellabs, Inc., et al., Case No. 9028 and Wilkinson v. Tellabs, Inc., et al., Case No. 9043, were filed in the Court of Chancery of the State of Delaware. On October 29, 2013, a complaint captioned McCoomb v. Tellabs, Inc., et al., Case No. 13 CH 24411, was filed in the Circuit Court of Cook County, Illinois, Chancery Division. Finally, on October 30, 2013, two additional complaints (Russell v. Tellabs, Inc., et al., Case No. 13 CH 24567, and Reynolds v. Tellabs, Inc., et al., Case No. 13 CH 24519) were filed in the Circuit Court of Cook County, Illinois, Chancery Division. Each of these eight additional complaints assert similar claims and allegations to those in the Freedman complaint, and each complaint seeks similar relief on behalf of the same putative class. The Mehta and McCoomb complaints also name as a defendant Daniel P. Kelly, President and Chief Executive Officer of the Company.

Golden Parachute Compensation

Background

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each of the Company’s named executive officers that is based on or otherwise relates to the Offer and the Merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC executive compensation disclosure rules, and in this section such term is used to describe the Merger-related compensation payable to the Company’s named executive officers.

Aggregate Amounts of Potential Compensation

The following table summarizes potential golden parachute compensation that each named executive officer could be entitled to receive from the Company if the Offer and the Merger are consummated (including the value of payments made with respect to the accelerated vesting and cash-out of RSUs and Performance Awards pursuant to the Merger Agreement) and, for certain payments and benefits if the named executive officer thereafter incurs a termination of employment under certain circumstances. The amounts shown in the table are approximate and reflect certain assumptions that the Company has made in accordance with the SEC’s executive compensation disclosure rules. These assumptions are that the termination of employment or change in control occurred on December 3, 2013 (the first date upon which the Offer may be consummated), and that the value of a

Share on that day was $2.45, which is equal to the Offer Price and the Merger Consideration. In addition, in accordance with the SEC’s executive compensation disclosure rules, the following discussion and amounts do not include payments and benefits that are not enhanced by the change in control. These payments and benefits include: benefits accrued under the Company’s qualified profit sharing and savings plan in which all employees participate; accrued vacation pay, health plan continuation and other similar amounts payable when employment terminates under programs applicable to the Company’s salaried employees generally; and amounts accumulated under the Company’s Deferred Income Plan.

The following amounts also do not include any payments related to Options because all of the Options held by the executive officers have exercise prices per Share in excess of the Merger Consideration ($2.45 per Share), and pursuant to the Merger Agreement, such Options will be cancelled immediately prior to the Effective Time without the payment of any consideration. The table below estimates what would be paid on December 3, 2013, assuming each executive officer’s employment is terminated under circumstances entitling the executive officer to severance benefits. See also “Item 3—Past Contacts, Transactions, Negotiations and Agreements—Agreements with Current Executive Officers and Directors of the Company” for information regarding the current change in control arrangements with the Company’s current executive officers. Robert S. Pullen, former President and Chief Executive Officer, Andrew B. Szafran, former Executive Vice President and Chief Financial Officer, and Thomas P. Minichiello, former Acting CFO, have been excluded from the below table because they will receive no compensation or severance benefits in connection with the consummation of the Offer or the Merger.

	Golden Parachute Compensation(1)
	Cash(2)	Equity(3)	Pension /NQDC	Perquisites/ Benefits	Tax Reimbursement(4)	Other	Total
Daniel P. Kelly President & CEO	$3,334,462	$2,274,404			$2,479,391		$8,088,257
Lawrence A. Rieger, Acting CFO	$252,857						$252,857
Roger J. Heinz, EVP Global Sales & Service	$1,304,880	$896,891					$2,201,771
James M. Sheehan, EVP, CAO & General Counsel	$1,297,934	$879,052					$2,176,986
John M. Brots, EVP Global Operations	$1,243,380	$974,285			$864,485		$3,082,150

(1)	All amounts reflected in the table are attributable to double-trigger arrangements (i.e., the amounts are triggered by the change in control that will occur upon consummation of the Offer and payment is conditioned upon the officer’s involuntary termination within a limited period of time thereafter), except for the accelerated vesting and payment in cancellation of RSUs and Performance Awards, which is attributable to a single-trigger arrangement (i.e., the amount is triggered by the change in control which occurs upon consummation of the Offer and payment is not conditioned upon the officer’s involuntary termination). In the case of Messrs. Kelly, Heinz, Sheehan and Brots, the qualifying termination of employment must occur within 24 months after the change in control, while Mr. Rieger is eligible to receive severance benefits in the event his employment is terminated prior to March 31, 2014.
(2)

Except for Mr. Rieger, amounts reflect cash severance benefits that would be payable under the Company’s Executive Continuity and Protection Plan assuming involuntary termination immediately following consummation of the Offer. For Mr. Rieger, the amount reflects salary continuation payments that would be payable upon involuntary termination immediately following the consummation of the Offer through the March 31, 2014 expiration date of his July 12, 2013 letter agreement relating to his service as acting Chief

Financial Officer. The cash severance benefits payable under the Executive Continuity and Protection Plan are equal to the sum of (i) two times the sum of the officer’s base salary and target annual bonus, (ii) 20% of the officer’s base salary, and (iii) a pro rata target bonus for the current fiscal year. In accordance with the Executive Continuity and Protection Plan, the amount shown for Mr. Heinz reflects a reduction of approximately $82,000 to avoid imposition of the excise tax on excess golden parachutes under Section 280G of the Internal Revenue Code of 1986, as amended (the “Code”).
(3)	Amounts reflect accelerated vesting of RSUs and/or Performance Awards held by Messrs. Kelly, Heinz, Sheehan and Brots triggered by the change in control which will occur upon consummation of the Offer, as summarized in the following table. Mr. Rieger does not hold any equity awards. No amounts are payable with respect to Options held by the named executive officers, as each such Option has an exercise price in excess of the $2.45 per Share Merger Consideration.

	RSUs(#)	RSUs($)(*)	Performance Award(#)	Performance Award($)
Daniel P. Kelly	141,971	$489,780	728,410	$1,784,604
Roger J. Heinz	41,683	$143,806	307,383	$753,084
James M. Sheehan	39,667	$136,851	302,939	$742,201
John M. Brots	41,333	$142,599	339,464	$831,686

(*)	Reflects the Merger Consideration of $2.45 per Share, plus, for RSUs granted prior to 2013, the value of a dividend equivalent attributable to the $1.00 special dividend paid by the Company in December 2012.
(4)	Amount reflects excise tax gross-up payment payable pursuant to the Executive Continuity and Protection Plan and calculated in accordance with Sections 280G and 4999 of the Code. Pursuant to the terms of the Executive Continuity and Protection Plan, Mr. Heinz was not eligible to receive an excise tax-gross up and the amount of cash compensation shown for Mr. Heinz reflects a reduction of approximately $82,000 to avoid imposition of the excise tax on excess golden parachutes under Section 280G of the Code.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Schedule 14D-9 contains “forward-looking statements” that involve significant risks and uncertainties. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including: any statements regarding the anticipated timing of filings and approvals relating to the Offer and the Merger; any statements regarding the expected timing of the completion of the Offer and the Merger; any statements regarding the ability to complete the Offer or the Merger considering the various closing conditions, including that Purchaser must have accepted for payment all Shares that Purchaser becomes obligated to purchase pursuant to the Offer; any statements of expectation or belief; any statement regarding the future financial performance of the Company; and any statements of assumptions underlying any of the foregoing. These statements reflect management’s expectations, estimates and assumptions, based on current and available information at the time the document was prepared. The words “anticipate,” “believe,” “estimate,” “target,” “expect,” “predict,” “plan,” “possible,” “project,” “intend,” “likely,” “will,” “should,” “could,” “may,” “foreseeable,” “would” and similar expressions are intended to identify forward-looking statements. Investors and holders of Shares are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors that may cause actual performance or achievements to be materially different from any future results, performance or achievements expressed or implied by those statements. Risks and uncertainties that could cause results to differ from expectations include: uncertainties as to the timing of the Offer and the Merger; uncertainties as to how many of the holders of Shares will tender their Shares into the Offer; the possibility that various closing conditions for the Offer or the Merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Offer or the Merger; the effects of disruption from the Offer and the Merger making it more difficult for the Company to maintain relationships with employees (including potential difficulties in employee retention), collaboration parties, other business partners or governmental entities; legal proceedings that may be instituted against the Company and others following announcement of the definitive agreement entered into with Marlin; other business effects, including the effects of industrial, economic or political conditions outside of the Company’s control; transaction costs; actual or contingent liabilities; and other risks and uncertainties discussed in this Schedule 14D-9 and other documents filed with the SEC by the Company, as well as the Schedule TO filed with the SEC by Parent and Purchaser. All of the materials related to the Offer (and all other offer documents filed with the SEC) are available at no charge from the SEC through its website at www.sec.gov. Holders of Shares may also obtain free copies of the documents filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by the Company will be available free of charge on the Company’s website at www.tellabs.com under the heading “SEC Filings” in the “Investors” portion of the Company’s website. The Company does not undertake any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law.

Item 9.	Exhibits.

The following Exhibits are filed herewith or incorporated by reference:

Exhibit Number	Description

(a)(1)(A)	Offer to Purchase, dated November 1, 2013 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO of Purchaser filed with the SEC on November 1, 2013).*

(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO of Purchaser filed with the SEC on November 1, 2013).*

(a)(1)(C)	Form of Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO of Purchaser filed with the SEC on November 1, 2013).*

(a)(1)(D)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO of Purchaser filed with the SEC on November 1, 2013).*

(a)(1)(E)	Form of Summary Advertisement as published in The Wall Street Journal on November 1, 2013 (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO of Purchaser filed with the SEC on November 1, 2013).

(a)(5)(A)	Press Release issued by the Company, dated October 21, 2013 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on October 21, 2013).

(a)(5)(B)	Press Release issued by Marlin Equity Partners, dated October 21, 2013 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C of Purchaser filed with the SEC on October 21, 2013).

(a)(5)(C)	Opinion of Goldman, Sachs & Co., dated October 18, 2013 (incorporated by referenced to Annex A attached to this Schedule 14D-9).*

(b)(1)	Sponsor Commitment Agreement, dated October 18, 2013, by and among Marlin Equity III, L.P., Marlin Equity IV, L.P., Parent and Purchaser (incorporated by reference to Exhibit (b)(2) to the Schedule TO of Purchaser filed with the SEC on November 1, 2013).

(b)(2)	Guaranty, dated October 18, 2013, by and among Marlin Equity III, L.P. and Marlin Equity IV, L.P. in favor of the Company (incorporated by reference to Exhibit (d)(4) to the Schedule TO of Purchaser filed with the SEC on November 1, 2013).

(d)(1)	Agreement and Plan of Merger, dated October 18, 2013, by and among the Company, Parent and Purchaser (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on October 31, 2013).

(d)(2)	Confidentiality Agreement, dated May 16, 2013, by and between the Company and Marlin Management Company, LLC (incorporated by reference to Exhibit (d)(2) to the Schedule TO of Purchaser filed with the SEC on November 1, 2013).

(e)(1)	Restated Certificate of Incorporation, as amended (incorporated by reference to Exhibit 4.1 to the Company’s Form S-4 filed June 23, 2004).

(e)(2)	Amended and Restated By-Laws of Tellabs, Inc., dated January 29, 2009 (incorporated by reference to Exhibit 3.2 of the Company’s Form 8-K filed with the SEC on February 3, 2009).

(e)(3)	Tellabs, Inc. 2004 Incentive Compensation Plan (incorporated by reference to Exhibit E to the Company’s Definitive Proxy Statement filed with the SEC on March 19, 2004).

Exhibit Number	Description

(e)(4)	Tellabs, Inc. Executive Continuity and Protection Program (incorporated by reference to Exhibit 10.b to the Company’s Quarterly Report on Form 10-Q filed with the SEC on May 11, 2005).

(e)(5)	Form of Executive Performance Stock Units Statement and Award Agreement (incorporated by reference to Exhibit 10 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 7, 2006).

(e)(6)	2008 Form of Executive Performance Stock Units Award Statement (incorporated by reference to Exhibit 10.44 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on May 7, 2008).

(e)(7)	Tellabs, Inc. Amended and Restated 2004 Incentive Compensation Plan (incorporated by reference to Exhibit A to the Company’s Definitive Proxy Statement filed with the SEC on March 19, 2008).

(e)(8)	2009 Form of Executive Performance Stock Units Award Statement and Award Agreement (incorporated by reference to Exhibit 10.47 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on May 12, 2009).

(e)(9)	2010 Form of Executive Performance Stock Units Award Statement and Terms (incorporated by reference to Exhibit 10.35 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on May 11, 2010).

(e)(10)	Terms of Stock Awards under the Amended and Restated Tellabs, Inc. Incentive Compensation Plan (incorporated by reference to Exhibit 10.37 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on August 10, 2010).

(e)(11)	2012 Amendment to Tellabs, Inc. Executive Continuity and Protection Plan (incorporated by reference to Exhibit 10.40 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on August 6, 2012).

*	Included in materials mailed to stockholders of the Company.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TELLABS, INC.

By:	/s/ Daniel P. Kelly
Daniel P. Kelly
President and Chief Executive Officer

Dated: November 1, 2013

200 West Street | New York, New York 10282-2198	Annex A
Tel: 212-902-1000 | Fax: 212-902-3000

PERSONAL AND CONFIDENTIAL

October 18, 2013

Board of Directors

Tellabs, Inc.

1415 West Diehl Road

Naperville, IL 60563

Ladies and Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Tellabs, Inc. (the “Company”) of the $2.45 per Share in cash to be paid to such holders pursuant to the Agreement and Plan of Merger, dated as of October 18, 2013 (the “Agreement”), by and among Blackhawk Holding Vehicle LLC (“Blackhawk”), Blackhawk Merger Sub Inc., a wholly owned subsidiary of Blackhawk, and the Company.

Goldman, Sachs & Co. and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman, Sachs & Co. and its affiliates and employees, and funds or other entities in which they invest or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, Blackhawk, any of their respective affiliates and third parties, including Marlin Management Company, LLC, an affiliate of Blackhawk (“Sponsor”) and Sponsor’s portfolio companies and any of their respective affiliates, or any currency or commodity that may be involved in the transaction contemplated by the Agreement (the “Transaction”) for the accounts of Goldman, Sachs & Co. and its affiliates and employees and their customers. We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Transaction. We expect to receive fees for our services in connection with the Transaction, the principal portion of which is contingent upon consummation of the Transaction, and the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. We have provided certain investment banking services to the Company and its affiliates from time to time for which our Investment Banking Division has received, and may receive, compensation. We also have provided certain investment banking services to Sponsor and its affiliates from time to time. We may also in the future provide investment banking services to the Company, Blackhawk, Sponsor and its portfolio companies and their respective affiliates for which our Investment Banking Division may receive compensation. Affiliates of Goldman, Sachs & Co. also may have co-invested with Sponsor and its affiliates from time to time and may have invested in limited partnership units of affiliates of Sponsor from time to time and may do so in the future. As of October 18, 2013, (i) funds managed by an affiliate of Goldman, Sachs & Co. (“GS Managed Funds”) owned limited partnership interests representing approximately 11% of the capital commitments to Marlin Equity III, L.P., a party to each of the Guaranty and the Sponsor Commitment Agreement (each as defined in the Agreement), and (ii) affiliates of Goldman, Sachs & Co. and employees of Goldman, Sachs & Co. and its affiliates held certain of the limited partnership interests in the GS Managed Funds (resulting in such affiliates and employees of Goldman, Sachs & Co. and its affiliates having a less than 0.21% indirect ownership interest in Marlin Equity III, L.P.).

Board of Directors

Tellabs, Inc.

October 18, 2013

In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to stockholders and Annual Reports on Form 10-K of the Company for the five fiscal years ended December 28, 2012; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; certain other communications from the Company to its stockholders; certain publicly available research analyst reports for the Company; and certain internal financial analyses and forecasts for the Company prepared by its management, as approved for our use by the Company (the “Forecasts”). We have also held discussions with members of the senior management of the Company regarding their assessment of the past and current business operations, financial condition and future prospects of the Company; reviewed the reported price and trading activity for the Shares; compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the technology industry and in other industries; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.

For purposes of rendering this opinion, we have, with your consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, us, without assuming any responsibility for independent verification thereof. In that regard, we have assumed with your consent that the Forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. We have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company and we have not been furnished with any such evaluation or appraisal. We have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the expected benefits of the Transaction in any way meaningful to our analysis. We have assumed that the Transaction will be consummated on the terms set forth in the Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to our analysis.

Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. This opinion addresses only the fairness from a financial point of view to the holders of Shares, as of the date hereof, of the $2.45 per Share in cash to be paid to such holders pursuant to the Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or Transaction or any term or aspect of any other agreement or instrument contemplated by the Agreement or entered into or amended in connection with the Transaction, including, the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons, in connection with the Transaction, whether relative to the $2.45 per Share in cash to be paid to the holders of Shares pursuant to the Agreement or otherwise. We are not expressing any opinion as to the impact of the Transaction on the solvency or viability of the Company or Blackhawk or the ability of the Company or Blackhawk to pay their respective obligations when they come due. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to how any holder of Shares should vote with respect to such Transaction or any other matter. This opinion has been approved by a fairness committee of Goldman, Sachs & Co.

Board of Directors

Tellabs, Inc.

October 18, 2013

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the $2.45 per Share in cash to be paid to the holders of Shares pursuant to the Agreement is fair from a financial point of view to such holders.

Very truly yours,

/s/ Goldman, Sachs & Co.
(GOLDMAN, SACHS & CO.)

Annex B

§ 262. Appraisal rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation”, and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation”.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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